UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
August 4, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Interim group management report
Interim Consolidated Financial Statements
Notes
Supervisory Board changes
Managing Board changes
Review report
Quarterly summary
Siemens financial calendar

Introduction
Siemens AG’s Interim Report complies with the applicable legal requirements of the Securities Trading Act (Wertpapierhandelsgesetz — WpHG) regarding the quarterly financial report, and comprises Interim Consolidated Financial Statements and an interim group management report in accordance with § 37x (3) WpHG. The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report, which includes detailed analysis of our operations and activities.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Key figures(1)	Q3 and first nine months of fiscal 2008(2)
(unaudited; in millions of €, except where otherwise stated)

			% Change		1st nine months		% Change
Profit and growth	Q3 2008	Q3 2007	Actual	Adjusted(3)	2008	2007	Actual	Adjusted(3)

Continuing operations
New orders	23,677	19,494	21	26	71,290	62,588	14	17
Revenue	19,182	17,517	10	13	55,676	52,247	7	8

Total Sectors
Profit Total Sectors	2,084	1,571	33		5,035	4,670	8
in % of revenue (Total Sectors)	11.6%	9.8%			9.8%	9.8%

EBITDA (adjusted)	2,520	1,953	29		6,330	5,750	10
in % of revenue (Total Sectors)	14.1%	12.2%			12.3%	12.1%

Continuing operations
EBITDA (adjusted)	2,562	1,822	41		6,064	5,297	14
Income from continuing operations	1,475	608	143		3,118	2,515	24
Basic earnings per share (in euros)(4)	1.61	0.64	152		3.33	2.68	24

Continuing and discontinued operations (5)
Net income	1,419	2,065	(31)		8,306	4,112	102
Basic earnings per share (in euros)(4)	1.55	2.25	(31)		9.07	4.43	105

			1st nine months
Return on capital employed	Q3 2008	Q3 2007	2008	2007

Continuing operations
Return on capital employed (ROCE)	14.7%	7.6%	10.7%	11.2%

Continuing and discontinued operations (5)
Return on capital employed (ROCE)	14.0%	20.7%	27.2%	15.2%

Free cash flow			1st nine months
Cash conversion	Q3 2008	Q3 2007	2008	2007

Total Sectors
Free cash flow	1,714	1,761	4,601	4,252
Cash conversion	0.82	1.12	0.91	0.91

Continuing operations
Free cash flow	1,547	1,943	2,953	4,202
Cash conversion	1.05	3.20	0.95	1.67

Continuing and discontinued operations (5)
Free cash flow	1,442	743	2,138	1,478
Cash conversion	1.02	0.36	0.26	0.36

	June 30, 2008		September 30, 2007
Employees (in thousands)	Cont. Op.	Total(6)	Cont. Op.	Total(6)

Employees	424	440	398	471
Germany	131	137	126	152
Outside Germany	293	303	272	319

(1)	EBITDA (adjusted), Return on capital employed (ROCE), Return on equity (ROE), Free cash flow and Cash conversion rate are non-GAAP financial measures. Information for a reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir, Financial Publications. Profit of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is reconciled to Income before income taxes in the table “Segment Information.” Profit of SFS and SRE is Income before income taxes.

(2)	April 1 — June 30, 2008 and October 1, 2007 — June 30, 2008.

(3)	Adjusted for portfolio and currency translation effects.

(4)	Earnings per share — attributable to shareholders of Siemens AG.

For fiscal 2008 and 2007 weighted average shares outstanding (basic) (in thousands) for the third quarter amounted to 888,154 and 898,635 respectively and for the first nine months to 902,856 and 894,624 shares respectively.

(5)	Discontinued operations consist of Siemens VDO Automotive activities as well as of carrier networks, enterprise networks and mobile devices activities.

(6)	Continuing and discontinued operations.

(7)	Return on equity is calculated as annualized Income before income taxes of Q3 divided by Average allocated equity for the first nine months of fiscal 2008 (€875 million).

Interim group management report
Overview of financial results for the third quarter of fiscal 2008
In the third quarter of fiscal 2008, we reached a number of important milestones on our reorganization path. We believe that Siemens is becoming faster, more efficient and more focused as a company, with the timely and entrepreneurial approach that is required to remain on this course.
Orders rose 21%, to €23.677 billion, and revenue increased 10%, to €19.182 billion.
These results include negative currency translation effects of 7 percentage points on orders and 6 percentage points on revenue. On an organic basis, excluding the net effect of currency translation and portfolio transactions, orders rose 26% and revenue increased 13% compared to the third quarter a year earlier. Order growth was well-balanced, with double-digit expansion in all Sectors. Revenue growth included double-digit increases in Energy and Healthcare and 8% growth in Siemens’s largest Sector, Industry. The region comprising Europe, the Commonwealth of Independent States (C.I.S.) and Africa contributed 40% order growth and 12% revenue growth in the third quarter, including unusually large orders in Industry and Energy. Due in part to these large orders, the book-to-bill ratio for the quarter was 1.23.
Profit Total Sectors climbed 33%, to €2.084 billion, on rising revenue and higher profit margin.
Growth in Profit Total Sectors — a measure combining profit from the Industry, Energy and Healthcare Sectors — rose on particular strength in the Industry and Energy Sectors. Within Industry, the leading profit performers were the two Divisions created out of the former A&D Group: Industry Automation and Drive Technologies. Sector profit for Industry included a gain of €113 million on the sale of the wireless modules business in the Industry Automation Division. Sector Profit growth within Energy featured strong contributions from the two new Divisions created out of the former PTD Group: Power Transmission and Power Distribution. Siemens’ Healthcare Sector contributed 6% growth in Sector profit and sustained its profitability despite challenging market conditions.
Income from continuing operations rose strongly, to €1.475 billion, driven by higher Total Sectors profit.
Basic earnings per share (EPS) from continuing operations rose correspondingly, to €1.61 from €0.64 a year earlier. The primary factor in these increases was growth in Total Sectors profit. In addition, Strategic Equity Investments (SEI) posted profit of positive €1 million compared to a loss of €301 million in the third quarter a year earlier. The main reason for this change was significant progress at Nokia Siemens Networks B.V. (NSN), which improved its operating result and reduced restructuring and integration costs compared to the prior-year quarter. Siemens’ two Cross-Sector Businesses, Siemens Financial Services (SFS) and Siemens IT Solutions and Services, contributed €123 million in profit, unchanged year-over-year. In addition, expenses for legal and regulatory matters were lower in the current quarter.
Net income was €1.419 billion. Prior-year net income of €2.065 billion benefited from a substantial gain within discontinued operations.
Basic EPS for Siemens in the third quarter was €1.55 compared to €2.25 in the prior-year period. The comparison year-over-year is strongly influenced by discontinued operations, which posted a loss of €56 million in the current period in contrast to income of €1.457 billion in the prior-year period. The major factors in the latter result were a preliminary pre-tax non-cash gain of €1.7 billion resulting from the transfer of Siemens’ telecommunications carrier business into NSN and positive operating results at Siemens VDO Automotive (SV), only partly offset by an impairment of the enterprise networks business in the pre-tax amount of €355 million.
Free cash flow was €1.547 billion and the Cash conversion rate was above target.
For comparison, free cash flow of €1.943 billion in the prior-year quarter benefited from a positive effect of approximately €1.1 billion related to the carve-out of SV, only partly offset by a €419 million penalty payment related to a European Union antitrust investigation. The Cash conversion rate for continuing operations in the third quarter was 1.05, above the target for the quarter.

ROCE for the first nine months of fiscal 2008 was 10.7%.
On a continuing basis, return on capital employed (ROCE) declined to 10.7% from 11.2% in the first nine months a year earlier. ROCE development in the current period was affected by a substantial increase in capital employed stemming from major acquisitions in fiscal 2008 and fiscal 2007. This effect more than offset higher income from continuing operations in the current period, and will continue through the current fiscal year.
Expenses for compliance investigations declined from the second-quarter level.
Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities were €119 million in the third quarter, down from €175 million in the second quarter of fiscal 2008. The total for continuing operations in the current quarter was €106 million, with the remaining €13 million related to discontinued operations. In the third quarter a year earlier, these costs totaled €125 million, including €54 million in continuing operations and €71 million in discontinued operations. For more information regarding these matters see “Notes to Interim Consolidated Financial Statements.”
Completing the second tranche of Siemens’ share buyback program raised total purchases to €4.0 billion.
The second share buyback tranche totaled €2.0 billion in purchases for 27,916,664 shares, and we completed it after the close of the quarter on July 22, 2008. The first tranche of the program, in the amounts of €2.0 billion and 24,854,541 shares, was completed at the beginning of the quarter, on April 8, 2008. Taking both tranches together, we spent a total of approximately €1.3 billion under the share repurchase program in the third quarter. For further information, see “Liquidity, capital resources and capital requirements” below.

Results of Siemens
Results of Siemens — Third quarter of fiscal 2008
The following discussion presents selected information for Siemens for the third quarter of fiscal 2008:
Orders were €23.677 billion in the third quarter, up 21% from the prior-year period, while revenue rose 10% year-over-year, to €19.182 billion. On an organic basis, excluding currency translation and portfolio effects, orders increased 26% year-over-year and revenue rose 13%.

	New Orders (location of customer)
			% Change
	Third quarter		vs. previous year		therein
(€ in millions)	2008	2007	Actual	Adjusted*	Currency	Portfolio
Europe, C.I.S.**, Africa	12,827	9,188	40%	42%	(4)%	2%
therein Germany	3,328	2,780	20%	19%	0%	1%
Americas	6,136	5,578	10%	21%	(15)%	4%
therein U.S.	4,576	4,188	9%	24%	(19)%	4%
Asia, Australia, Middle East	4,714	4,728	0%	2%	(5)%	3%
therein China	1,455	1,420	2%	3%	(3)%	2%
therein India	643	601	7%	11%	(11)%	7%
Siemens	23,677	19,494	21%	26%	(7)%	2%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Order growth in the third quarter was well-balanced, with double-digit expansion in all Sectors. On a geographic basis, orders grew 40% in Siemens’ largest region, which includes Europe, the Commonwealth of Independent States (C.I.S.) and Africa. Large orders in the Industry Sector and the Energy Sector contributed strongly to the increase. In the Americas, orders rose 10%, despite strong negative currency translation effects of 15%. On an organic basis, orders in the Americas climbed 21%, in part due to an exceptionally large order in the U.S. in the Energy Sector. Orders for the region consisting of Asia, Australia and the Middle East were nearly the same year-over-year, despite a higher level of large orders in the prior-year period. China and India continued to expand more rapidly than the region as a whole.

	Revenue (location of customer)
			% Change
	Third quarter		vs. previous year		therein
(€ in millions)	2008	2007	Actual	Adjusted*	Currency	Portfolio
Europe, C.I.S.**, Africa	10,303	9,200	12%	12%	(2)%	2%
therein Germany	3,260	2,871	14%	13%	0%	1%
Americas	4,935	4,706	5%	15%	(14)%	4%
therein U.S.	3,617	3,764	(4)%	7%	(15)%	4%
Asia, Australia, Middle East	3,944	3,611	9%	12%	(6)%	3%
therein China	1,213	976	24%	26%	(4)%	2%
therein India	491	370	33%	37%	(16)%	12%
Siemens	19,182	17,517	10%	13%	(6)%	3%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Revenue growth in the third quarter included double-digit increases in the Energy and the Healthcare Sectors and 8% growth in Siemens’s largest Sector, Industry. On a geographic basis, revenue rose 12% in the Europe, C.I.S., Africa region, on particular strength in Energy and Healthcare. The Americas, supported by a strong Energy Sector, contributed a 5% increase in reported revenue, even with currency translation effects taking 14 percentage points from growth. On broad-based growth in the Industry Sector, the Asia, Australia, Middle East region saw revenue growing by 9%, including double-digit increases in China and India.

	Third quarter
(€ in millions)	2008	2007	% Change
Gross profit on revenue	5,876	5,226	12%
as percentage of revenue	30.6%	29.8%
Gross profit for the third quarter of fiscal 2008 rose 12% year-over-year, with all Sectors contributing to the increase. Gross profit margin improved to 30.6%, driven by positive margin developments in Industry and Energy.

	Third quarter
(€ in millions)	2008	2007	% Change
Research and development expenses	(916)	(898)	2%
as percentage of revenue	4.8%	5.1%	—
Marketing, selling and general administrative expenses	(3,195)	(3,069)	4%
as percentage of revenue	16.7%	17.5%	—
Other operating income	259	144	80%
Other operating expense	(144)	(207)	(30)%
Income (loss) from investments accounted for using the equity method, net	74	(222)	n.a.
Financial income (expense), net	94	(32)	n.a.
Research and development (R&D) expenses increased 2% to €916 million in the third quarter. As in all Sectors revenue grew faster than R&D expenses for the quarter, R&D expenses as a percentage of revenue declined to 4.8% compared to 5.1% in the prior-year period.
Marketing, selling and general administrative (SG&A) expenses also increased more slowly than revenue in the third quarter. As a result, SG&A expenses of €3.195 billion came in at 16.7% of revenue compared to 17.5% in the third quarter a year earlier.
Other operating income was €259 million in the third quarter of fiscal 2008, compared to €144 million a year earlier. The current period includes a pre-tax gain of €113 million on the sale of the wireless modules business in the Industry Sector.
Other operating expense decreased year-over-year, to €144 million. For comparison, €207 million in Other operating expense in the prior-year period included higher outlays for legal and regulatory matters. Expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities increased from €54 million in the prior-year period to €106 million in the current quarter.
Income (loss) from investments accounted for using the equity method, net was a positive €74 million compared to a negative €222 million in the same period a year earlier. The change was related mainly to our equity stake in NSN. The equity investment loss associated with NSN was €21 million in the third quarter, compared to an equity investment loss of €371 million in the prior-year period.
Financial income (expense), net swung to a positive €94 million from a negative €32 million in the third quarter a year earlier, due primarily to a combination of lower indebtedness in Siemens operating businesses as well as lower interest rates on U.S. dollar denominated debt.

	Third quarter
(€ in millions)	2008	2007	% Change
Income from continuing operations before income taxes	2,048	942	117%
Income taxes	(573)	(334)	72%
as percentage of income from continuing operations before income taxes	28%	35%	—
Income from continuing operations	1,475	608	143%
Income (loss) from discontinued operations, net of income taxes	(56)	1,457	n.a.
Net income	1,419	2,065	(31)%
Net income attributable to minority interest	45	39	—
Net income attributable to shareholders of Siemens AG	1,374	2,026	(32)%

Income from continuing operations before income taxes rose substantially year-over-year, to €2.048 billion. The primary drivers of the improvement were higher profits in all Sectors, particularly in Industry, including the €113 million pre-tax gain on the sale of a business mentioned above, as well as a reduced equity investment loss related to NSN. The effective tax rate in the third quarter was 28%. The reduction compared to 35% in the prior-year period stemmed mainly from the above-mentioned swing in Income (loss) from investments accounted for using the equity method, net. In connection with the effects noted above, this resulted in significantly higher Income from continuing operations compared to the third quarter of fiscal 2007.
Discontinued operations in the periods under review include former Com activities as well as SV, which was sold to Continental AG in the first quarter of fiscal 2008. The former Com activities include the enterprise networks business, which is held for disposal; telecommunications carrier activities that were transferred into NSN in the third quarter of fiscal 2007; and the mobile devices business sold to BenQ Corporation. In the third quarter of this year, discontinued operations posted a loss of €56 million. For comparison, income from discontinued operations of €1.457 billion in the prior-year quarter included a €1.702 billion preliminary, pre-tax, non-cash gain associated with the transfer of Siemens’ carrier-related assets into NSN, partially offset by an impairment of the enterprise networks business in the pre-tax amount of €355 million.
Net income for Siemens in the third quarter was €1.419 billion, and Net income attributable to shareholders of Siemens AG was €1.374 billion. In the same quarter a year earlier, Net income was €2.065 billion, with €2.026 billion attributable to shareholders of Siemens AG. The difference in Net income year-over-year was strongly influenced by discontinued operations as described above.

Results of Siemens — First nine months of fiscal 2008
The following discussion presents selected information for Siemens for the first nine months of fiscal 2008:
In the first nine months of fiscal 2008, orders were €71.290 billion, up 14% from the prior-year period, while revenue rose 7% year-over-year, to €55.676 billion. On an organic basis, excluding currency translation and portfolio effects, orders increased 17% year-over-year and revenue rose 8%.

	New Orders (location of customer)
	Nine months ended		% Change
	June 30,		vs. previous year		therein
(€ in millions)	2008	2007	Actual	Adjusted*	Currency	Portfolio
Europe, C.I.S.**, Africa	37,992	32,543	17%	17%	(2)%	2%
therein Germany	10,619	10,087	5%	3%	0%	2%
Americas	18,072	17,007	6%	13%	(13)%	6%
therein U.S.	13,425	12,319	9%	19%	(17)%	7%
Asia, Australia, Middle East	15,226	13,038	17%	19%	(5)%	3%
therein China	4,255	3,428	24%	26%	(4)%	2%
therein India	1,832	1,615	13%	12%	(5)%	6%
Siemens	71,290	62,588	14%	17%	(6)%	3%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
Order growth of 14% in the first nine months included double-digit increases in all Sectors. Industry grew fastest in the Asia, Australia, Middle East region, while Energy logged strong order growth in the Europe, C.I.S., Africa region and the Americas. Healthcare expanded in all three regions, including new volume from the acquisition of Dade Behring Holdings, Inc. (Dade Behring) between the periods under review. The large third-quarter orders in Industry and Energy mentioned earlier drove 17% order growth in the Europe, C.I.S., Africa region. Orders rose 6% in the Americas, including strong negative currency translation effects only partly offset by new volume from acquisitions. On an organic basis, orders were up 13% in the Americas compared to the third quarter a year earlier. Orders for the Asia, Australia, Middle East region increased 17%, supported by a higher volume of large orders in the Industry Sector compared to the prior-year period.

	Revenue (location of customer)
	Nine months ended		% Change
	June 30,		vs. previous year		therein
(€ in millions)	2008	2007	Actual	Adjusted*	Currency	Portfolio
Europe, C.I.S.**, Africa	29,708	27,710	7%	6%	(1)%	2%
therein Germany	9,333	9,214	1%	(1)%	0%	2%
Americas	14,519	13,791	5%	10%	(12)%	7%
therein U.S.	10,802	10,745	1%	8%	(15)%	8%
Asia, Australia, Middle East	11,449	10,746	7%	7%	(4)%	4%
therein China	3,429	2,876	19%	21%	(4)%	2%
therein India	1,287	1,181	9%	6%	(6)%	9%
Siemens	55,676	52,247	7%	8%	(5)%	4%

*	Excluding currency translation and portfolio effects.

**	Commonwealth of Independent States.
The increase in revenue for the first nine months was fueled by double-digit growth in Energy and Healthcare. The Industry Sector grew 6% compared to the prior-year period. Revenue growth was well-balanced regionally on a nine-month basis. The Europe, C.I.S., Africa region expanded 7% year-over-year, with revenue growth in all Sectors. The Americas posted a 5% increase, despite negative currency translation effects that took 15 percentage points from U.S. revenue growth. On an organic basis, revenues were up 8% in the U.S. and 10% for the Americas region. The Asia, Australia, Middle East region came in with 7% revenue expansion, including double-digit growth in Industry and Healthcare. Revenue in China climbed 19% and 9% in India compared to the first nine months a year earlier.

	Nine months ended
	June 30,
(€ in millions)	2008	2007	% Change
Gross profit on revenue	16,097	14,954	8%
as percentage of revenue	28.9%	28.6%
Gross profit for the first nine months of fiscal 2008 increased 8% year-over-year on substantial rises at Industry and Healthcare. This resulted in an increase in gross profit as a percentage of revenue despite significant project charges, including previously reported project charges of €857 million in the second quarter of fiscal 2008. These charges occurred in the Fossil Power Generation Division of the Energy Sector, the Mobility Division of the Industry Sector, and at Siemens IT Solutions and Services.

	Nine months ended
	June 30,
(€ in millions)	2008	2007	% Change
Research and development expenses	(2,681)	(2,437)	10%
as percentage of revenue	4.8%	4.7%	—
Marketing, selling and general administrative expenses	(9,493)	(8,667)	10%
as percentage of revenue	17.1%	16.6%	—
Other operating income	636	462	38%
Other operating expense	(607)	(866)	(30)%
Income from investments accounted for using the equity method, net	283	105	170%
Financial income (expense), net	119	9	>200%
Nine-month R&D expenses increased to €2.681 billion from €2.437 billion a year earlier, led by higher expenses at the Industry Automation Division in the Industry Sector and Healthcare’s Diagnostics Division. Acquisitions made significant contributions to higher R&D expenses in both Divisions. For Siemens overall, R&D expenses as a percentage of revenue rose to 4.8%, from 4.7% in the same period a year earlier.
SG&A expenses rose to €9.493 billion, up from €8.667 billion in the first nine months of fiscal 2007. The Industry Automation Division and the Diagnostics Division again led the increase, in both cases largely due to business expansion. Further, SG&A expenses in the current period included expenses associated with the transformation of Siemens’ corporate structure including costs at a regional sales organization in Germany, and a €32 million donation to the Siemens Foundation in the U.S.
Other operating income for the first nine months was €636 million, compared to €462 million in the prior-year period. This increase is due mainly to higher gains from sales of real estate and sales of businesses, including the €113 million pre-tax gain on the sale of the wireless modules business mentioned earlier. The prior-year period included a gain of €76 million on the sale of Siemens Dispolok GmbH Germany, which was part of Industry.
Other operating expense came in below the level of the first nine months of fiscal 2007. The prior-year period was affected by significant expenses for legal and regulatory matters, including a previously disclosed antitrust penalty of €423 million, as well as €81 million primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG (BenQ). While both periods included expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities, those expenses were substantially higher in the current period at €347 million compared to €67 million a year earlier. In addition, the first nine months of fiscal 2008 include a goodwill impairment of €70 million related to a buildings and infrastructure business that is held for disposal. For comparison, the prior-year period included a goodwill impairment of €52 million at a regional payphone unit. Both businesses are included in Other Operations.
Income from investments accounted for using the equity method, net rose year-over-year to €283 million in the current period, due primarily to a significantly reduced equity investment loss related to NSN, only partly offset by lower equity investment income related to BSH Bosch und Siemens Hausgeräte GmbH (BSH).
Financial income (expense), net increased to €119 million, up from €9 million in the first nine months a year earlier, on higher Interest income (expense), net.

	Nine months ended
	June 30,
(€ in millions)	2008	2007	% Change
Income from continuing operations before income taxes	4,354	3,560	22%
Income taxes	(1,236)	(1,045)	18%
as percentage of income from continuing operations before income taxes	28%	29%	—
Income from continuing operations	3,118	2,515	24%
Income from discontinued operations, net of income taxes	5,188	1,597	>200%
Net income	8,306	4,112	102%
Net income attributable to minority interest	116	151	—
Net income attributable to shareholders of Siemens AG	8,190	3,961	107%
Income from continuing operations before income taxes was €4.354 billion compared to €3.560 billion in the first nine months a year earlier. The increase is primarily due to higher gross profit, lower expenses for legal and regulatory matters, and a significantly reduced loss from our stake in NSN, partly offset by higher SG&A expenses. The effective tax rate was 28% in the first nine months of fiscal 2008 compared to 29% in the prior-year period. As a result, income from continuing operations in the first nine months was €3.118 billion, up 24% from €2.515 billion a year earlier.
Discontinued operations include former Com activities as well as SV, which was sold to Continental AG in the first quarter of fiscal 2008. The former Com activities include the enterprise networks business, which is held for disposal, the telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007, and the mobile devices business sold to BenQ Corporation. In the first nine months, income from discontinued operations was €5.188 billion compared to €1.597 billion in the same period a year earlier. The current period includes a result of approximately €5.4 billion related to SV, including operating results along with a substantial gain on the sale of the business. The result for former Com activities in the first nine months of fiscal 2008 was a negative €255 million, including severance charges and impairments of long-lived assets at the enterprise networks business, as well as expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters. The prior-year period included a €1.702 billion preliminary, pre-tax non-cash gain associated with the transfer of Siemens’ carrier-related assets into NSN as well as positive operating results at SV, partially offset by impairments totaling €503 million. For additional information with respect to discontinued operations, see “Notes to Interim Consolidated Financial Statements.”
Net income for Siemens in the first nine months was €8.306 billion, compared to €4.112 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €8.190 billion, up from €3.961 billion in the prior-year.
Portfolio activities
At the beginning of November 2007, Siemens completed the acquisition of Dade Behring, USA, a leading manufacturer and distributor of diagnostic products and services to clinical laboratories. Dade Behring was consolidated as of November 2007 and integrated into Sector Healthcare’s Diagnostics division. The aggregate consideration, including the assumption of debt, amounts to approximately €4.9 billion (including €69 million cash acquired). The company has not yet finalized the purchase price allocation (PPA). Further information on PPA and integration costs related to the acquisitions mentioned here is given below in “Segment information analysis.”
At the beginning of December 2007, Siemens sold its SV activities to Continental AG, Hanover, Germany for a sales price of approximately €11.4 billion.
We completed certain other portfolio transactions during the first nine months of fiscal 2008 which did not have a significant effect on our Interim Consolidated Financial Statements. For further information on acquisitions and dispositions, see “Notes to Interim Consolidated Financial Statements.” For portfolio activities after the end of the third quarter of fiscal 2008 see “Subsequent events.”

Segment information analysis
Sectors
Industry — Third quarter of fiscal 2008

	Third quarter
			% Change		therein
Sector (€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Profit	1,143	822	39%
Profit margin	12.1%	9.4%
New orders	11,508	9,149	26%	31%	(6)%	1%
Revenue	9,423	8,751	8%	12%	(5)%	1%

New orders by Divisions	Third quarter
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Industry Automation	2,214	2,040	9%	10%	(4)%	3%
Drive Technologies	2,407	2,251	7%	10%	(3)%	0%
Building Technologies	1,512	1,510	0%	5%	(6)%	1%
Osram	1,109	1,124	(1)%	5%	(7)%	1%
Industry Solutions	2,040	1,759	16%	21%	(6)%	1%
Mobility	2,952	1,159	155%	165%	(10)%	0%

Revenue by Divisions	Third quarter
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Industry Automation	2,202	1,921	15%	16%	(4)%	3%
Drive Technologies	2,266	1,973	15%	18%	(3)%	0%
Building Technologies	1,442	1,396	3%	8%	(6)%	1%
Osram	1,109	1,124	(1)%	5%	(7)%	1%
Industry Solutions	1,728	1,561	11%	16%	(6)%	1%
Mobility	1,403	1,456	(4)%	(1)%	(3)%	0%

(1)	Currency translation effects

(2)	Portfolio effects

	Division Profit			Division Profit Margin
	Third quarter			Third quarter
(€ in millions)	2008	2007	% Change	2008	2007
Industry Automation	467	244	91%	21.2%	12.7%
Drive Technologies	344	246	40%	15.2%	12.5%
Building Technologies	95	97	(2)%	6.6%	6.9%
Osram	111	116	(4)%	10.0%	10.3%
Industry Solutions	98	81	21%	5.7%	5.2%
Mobility	39	38	3%	2.8%	2.6%
     In the third quarter of fiscal 2008, the Industry Sector combined 8% revenue growth with a higher profit margin to produce a substantial increase in Sector profit compared to the same quarter a year earlier. Sector profit of €1.143 billion benefited also from a €113 million gain on the sale of the Sector’s wireless modules business, and both periods under review included purchase price accounting (PPA) effects and integration costs related to acquisitions.

     The largest Divisions within the Sector — Industry Automation, Drive Technologies and Industry Solutions — drove the increases in Sector revenue and Sector profit year-over-year. The three other Divisions within the Sector maintained their third-quarter Division profit at or near prior-year levels.
     Revenue for the Industry Sector rose to €9.423 billion from €8.751 billion in the third quarter a year ago. Orders grew even faster, coming in 26% higher at €11.508 billion. Order growth was broad-based, highlighted by a €1.4 billion rolling stock order in Europe and strong global demand for metals technologies solutions. Even without the rolling stock order, the book-to-bill ratio for the Sector increased to 1.07 year-over-year.
     Working in strong markets, the Industry Automation and Drive Technologies Divisions maintained high capacity utilization and continued to achieve volume-driven economies of scale. The result was significant profit growth in both Divisions.
     Industry Automation contributed €467 million to Sector profit in the quarter, up sharply year-over-year on a 15% increase in revenue. This represents high double-digit Division profit growth even without the €113 million gain mentioned above, which came within Industry Automation. Both periods under review were affected by PPA and integration effects related to the acquisition of UGS Corp. (UGS) during the third quarter of fiscal 2007. These factors took approximately 190 basis points from profit margin in the current quarter, including PPA effects of €36 million and integration costs of €5 million. In the same quarter a year earlier, PPA effects and integration costs were €49 million and €11 million, respectively, and cut approximately 310 basis points from profit margin.
     Drive Technologies contributed €344 million to Sector profit, a 40% increase compared to the prior-year quarter, on a 15% increase in revenue. Both periods included PPA effects of €10 million related to the acquisition of Flender Holding GmbH (Flender) in fiscal 2005. The impact on profit margin was approximately 40 basis points in the current period and approximately 50 basis points in the prior-year quarter.
     The Industry Solutions Division posted 21% profit growth on an 11% rise in revenue, including double-digit topline growth and significant margin improvement in the fast-growing metals technologies industry.
     The Osram and Building Technologies Divisions face growth challenges related to adverse currency translation effects from their substantial U.S. presence as well as slowing economic growth in Western Europe and the U.S. Yet both maintained third-quarter profit close to prior-year levels. For comparison, profit at Building Technologies in the prior-year quarter benefited from a gain on the sale of a business.
     Mobility held its Division profit level with the prior-year period, at €39 million. Orders of €2.952 billion included the €1.4 billion contract for more than 300 trains from the Belgian state railway system, Siemens’ largest-ever rolling stock order. As part of its “Mobility in Motion” transformation program to improve its cost structure, Mobility intends to take charges in the fourth quarter depending on the progress of labor negotiations.
Industry — First nine months of fiscal 2008

	Nine months ended June 30,
			% Change		therein
Sector (€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Profit	3,068	2,503	23%
Profit margin	11.1%	9.6%
New orders	32,540	28,498	14%	16%	(4)%	2%
Revenue	27,677	26,115	6%	8%	(4)%	2%

New orders by Divisions	Nine months ended June 30,
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Industry Automation	6,732	5,684	18%	12%	(4)%	10%
Drive Technologies	7,586	6,774	12%	15%	(3)%	0%
Building Technologies	4,610	4,748	(3)%	1%	(5)%	1%
Osram	3,490	3,487	0%	6%	(7)%	1%
Industry Solutions	6,601	6,072	9%	12%	(4)%	1%
Mobility	6,033	3,950	53%	58%	(5)%	0%

Revenue by Divisions	Nine months ended June 30,
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Industry Automation	6,413	5,372	19%	13%	(4)%	10%
Drive Technologies	6,446	5,628	15%	18%	(3)%	0%
Building Technologies	4,308	4,415	(2)%	2%	(5)%	1%
Osram	3,490	3,487	0%	6%	(7)%	1%
Industry Solutions	5,022	4,763	5%	8%	(4)%	1%
Mobility	4,194	4,477	(6)%	(3)%	(3)%	0%

(1)	Currency translation effects.

(2)	Portfolio effects.

	Division Profit			Division Profit Margin
	Nine months ended June 30,			Nine months ended June 30,
(€ in millions)	2008	2007	% Change	2008	2007
Industry Automation	1,253	798	57%	19.5%	14.9%
Drive Technologies	891	642	39%	13.8%	11.4%
Building Technologies	297	296	0%	6.9%	6.7%
Osram	359	364	(1)%	10.3%	10.4%
Industry Solutions	310	229	35%	6.2%	4.8%
Mobility	(33)	175	—	(0.8)%	3.9%
     For the first nine months of fiscal 2008, profit at the Industry Sector was €3.068 billion, up 23% compared to €2.503 billion in the previous nine-month period. As in the third quarter, the main drivers of Sector profit growth for the first nine months were the Industry Automation, Drive Technologies and Industry Solutions Divisions. The Industry Automation Division benefited from a pre-tax gain of €113 million from the sale of its wireless modules business mentioned above as well as from a gain of €38 million from the sale of another business that was divested during the first quarter of fiscal 2008. Both periods under review included PPA effects and integration costs stemming from Industry Automation’s acquisition of UGS. PPA effects were €110 million and integration costs were €12 million in the current nine months. PPA and integration costs in the prior-year nine-month period were the same as for the third quarter of the prior-year, when the acquisition occurred. PPA effects within the Drive Technologies Division resulting from the acquisition of Flender were stable year-over-year with €29 million in the current period compared to €31 million in the previous year period.
Within Industry Solutions, the Division’s metal technologies business made the largest contribution to the Division’s profit growth. The Division also benefited from a €30 million gain on the sale of its hydrocarbon business.
Profit at Building Technologies and Osram for the first nine months of fiscal 2008 was nearly level with the prior-year period. Profit at Building Technologies in the prior-year period included the gain on the sale of a business mentioned above.
In the first nine months of fiscal 2008, Mobility recorded a loss of €33 million and took charges of €209 million in the second quarter resulting from reviews of major project risks, with the largest single charge related to the Shanghai Transrapid monorail. Mobility also took €32 million in charges related to Combino railcar in the first quarter of the current nine-month period. In the first three quarters a year earlier, Mobility posted a profit of €175 million, as charges related to major projects, including Combino, were partially offset by a net gain of €76 million on the sale of the Division’s locomotive leasing business.
     Orders of €32.540 billion and revenue of €27.677 billion for the Industry Sector were up 14% and 6%, respectively, compared to the first nine months a year ago. On a regional basis, the Sector showed double-digit order growth in the Asia, Australia, Middle East region and the Europe, C.I.S., Africa region. Order intake in the Americas declined slightly year-over-year due to strong negative currency translation effects. The revenue growth rate for the Industry Sector was strongest in Asia, Australia, Middle East, rising slightly in the Europe, C.I.S., Africa region and remaining stable in the Americas. The Industry Automation and Drive Technologies Divisions both achieved double-digit growth rates for orders and revenue, while orders and revenue at Building Technologies were slightly down and nearly stable at Osram year-over-year including strong negative currency translation effects. Mobility’s order intake for the first nine months of fiscal 2008 increased sharply, benefiting from the large rolling stock order in Belgium mentioned above, while revenue in the current period declined due to lower billings at large projects in the Division’s turnkey systems business.

Energy — Third quarter of fiscal 2008

Sector	Third quarter
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Profit	615	442	39%
Profit margin	10.6%	9.1%
New orders	8,077	6,556	23%	33%	(10)%	0%
Revenue	5,829	4,880	19%	26%	(7)%	0%

New orders by Divisions	Third quarter
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Fossil Power Generation	2,083	2,232	(7)%	0%	(7)%	0%
Renewable Energy	2,122	731	190%	231%	(41)%	0%
Oil & Gas	1,550	1,246	24%	27%	(3)%	0%
Power Transmission	1,588	1,569	1%	7%	(6)%	0%
Power Distribution	906	844	7%	14%	(7)%	0%

Revenue by Divisions	Third quarter
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Fossil Power Generation	2,096	1,874	12%	19%	(7)%	0%
Renewable Energy	631	323	95%	115%	(20)%	0%
Oil & Gas	1,030	813	27%	31%	(4)%	0%
Power Transmission	1,401	1,249	12%	18%	(6)%	0%
Power Distribution	776	686	13%	19%	(6)%	0%

(1)	Currency translation effects

(2)	Portfolio effects

	Division Profit			Division Profit Margin
	Third quarter			Third quarter
(€ in millions)	2008	2007	% Change	2008	2007
Fossil Power Generation	212	199	7%	10.1%	10.6%
Renewable Energy	72	29	148%	11.4%	9.0%
Oil & Gas	95	62	53%	9.2%	7.6%
Power Transmission	147	85	73%	10.5%	6.8%
Power Distribution	88	66	33%	11.3%	9.6%
     Siemens’ Energy Sector generated €615 million in profit in the third quarter, a substantial increase compared to the prior-year period. All Divisions reported higher profits, with the majority contributing high double-digit increases.
     Revenue growth was also robust and well-distributed among the Divisions. Sector revenue climbed 19% to €5.829 billion, with all Divisions contributing to the increase. Orders grew faster still, rising 23% over the prior-year quarter to reach €8.077 billion. While orders came in lower at the Fossil Power Generation Division, Renewable Energy more than compensated with a substantial increase compared to the same quarter a year earlier.
     Nearly half of the Energy Sector’s profit growth came from the Power Transmission and Power Distribution Divisions, which were formerly combined in Siemens’ Power Transmission and Distribution Group (PTD). These businesses continued to gain volume-driven economies of scale by successfully meeting demand for higher efficiency and security in regional power grids. As a result, both Divisions delivered strong profit growth and profit margins in their target ranges.

     Revenue grew 12% at Power Transmission and 13% at Power Distribution. Orders grew more slowly year-over-year, primarily due to a lower level of large orders than in the third quarter a year ago. One of the most notable major orders came in at Power Transmission, for grid access to the world’s largest off-shore wind farm, known as Greater Gabbard in the UK.
     The Renewable Energy and Oil & Gas Divisions both profited well in the world’s booming markets for energy production.
     Renewable Energy generated €72 million in profit with a substantial increase in profit margin year-over-year. The Division also reached new highs in revenue and orders, which climbed to €631 million and €2.122 billion, respectively. The latter figure includes an exceptionally large order for 218 wind turbines in the U.S., which will be placed in wind farms throughout the country. Renewable Energy also won an order for 140 turbines for the Greater Gabbard off-shore wind farm mentioned above, thus demonstrating the Energy Sector’s ability to provide integrated solutions for large-scale energy projects. The Division expects to slow order intake compared to the exceptionally high level of the current quarter, while ramping up capacity. In this regard, the Division announced plans to double output at its U.S. rotor blade factory.
     The Oil & Gas Division combines products and services for extraction, transport and refining with additional offerings including industrial turbines. The Division contributed third-quarter profit of €95 million and clearly improved its profit margin year-over-year. Oil & Gas completed the quarter with a strong book-to-bill ratio based on order intake of €1.550 billion
     The Fossil Power Generation Division delivered profit of €212 million on revenue of €2.096 billion in the third quarter, and contributed to both revenue and profit growth for the Energy Sector as a whole. Third-quarter revenue demonstrates the Division’s emphasis on balancing its business more evenly among products, services, and turnkey power plant solutions. The Division’s equity investment income was stable compared to the prior-year period.
Energy — First nine months of fiscal 2008

Sector	Nine months ended June 30,
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Profit	968	1,224	(21)%
Profit margin	6.1%	8.5%
New orders	26,182	22,477	16%	23%	(7)%	0%
Revenue	15,828	14,337	10%	15%	(5)%	0%

New orders by Divisions	Nine months ended June 30,
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Fossil Power Generation	9,706	9,434	3%	8%	(5)%	0%
Renewable Energy	4,115	1,690	143%	172%	(29)%	0%
Oil & Gas	4,493	3,511	28%	29%	(3)%	2%
Power Transmission	5,505	5,504	0%	5%	(5)%	0%
Power Distribution	2,743	2,571	7%	12%	(5)%	0%

Revenue by Divisions	Nine months ended June 30,
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Fossil Power Generation	5,729	5,861	(2)%	3%	(5)%	0%
Renewable Energy	1,465	898	63%	76%	(13)%	0%
Oil & Gas	2,838	2,345	21%	22%	(4)%	3%
Power Transmission	3,901	3,472	12%	17%	(5)%	0%
Power Distribution	2,207	1,979	12%	16%	(4)%	0%

(1)	Currency translation effects.

(2)	Portfolio effects.

	Division Profit			Division Profit Margin
	Nine months ended June 30,			Nine months ended June 30,
(€ in millions)	2008	2007	% Change	2008	2007
Fossil Power Generation	(91)	576	—	(1.6)%	9.8%
Renewable Energy	159	84	89%	10.9%	9.4%
Oil & Gas	239	139	72%	8.4%	5.9%
Power Transmission	416	227	83%	10.7%	6.5%
Power Distribution	243	197	23%	11.0%	10.0%
     For the first nine months of fiscal 2008, profit at the Energy Sector was €968 million, a 21% decline compared to €1.224 billion in the previous year period. Division profit rose sharply at Renewable Energy, Oil & Gas, Power Transmission and Power Distribution, driven by increased capacity utilization and higher profit margins compared to the prior-year period. In contrast, Fossil Power Generation recorded a loss of €91 million in the first three quarters, compared to profit of €576 million in the same period a year earlier. The change was due to the Division’s turnkey solutions business, where a review of major projects identified resource constraints leading to project delays, expiring supplier price agreements, and significantly higher commodity prices. Based on the review, the Fossil Power Generation Division recorded charges of €559 million in the turnkey business in the second quarter, following charges of more than €200 million in the first quarter of fiscal 2008. Equity investment income related to Areva NP showed a positive swing year-over-year, contributing €26 million to Energy Sector profit in the current nine months compared to a negative €8 million in the prior-year period. Equity investment income is expected to be more volatile in coming quarters.
     Revenue in the Energy Sector rose 10% for the first nine months of fiscal 2008, to €15.828 billion compared to €14.337 billion in the previous period. Orders climbed 16% above the prior-year period to €26.182 billion compared to €22.477 billion in the previous period. On an organic basis, revenue and orders for the nine-month period at the Energy Sector increased 15% and 23%, respectively, with all Divisions contributing. Topline expansion was particularly rapid at Renewable Energy, with revenue increasing 63% and orders more than doubling year-over-year. Oil & Gas benefited from strong market dynamics as well, showing high double-digit growth in both revenue and orders.

Healthcare — Third quarter of fiscal 2008

Sector	Third quarter
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Profit	326	307	6%
Profit margin	12.2%	12.6%
New orders	2,801	2,517	11%	5%	(9)%	15%
Revenue	2,677	2,431	10%	3%	(9)%	16%

New orders by Divisions	Third quarter
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Imaging & IT	1,699	1,693	0%	8%	(8)%	0%
Workflow & Solutions	348	378	(8)%	(2)%	(6)%	0%
Diagnostics	831	502	66%	2%	(12)%	76%

Revenue by Divisions	Third quarter
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Imaging & IT	1,569	1,639	(4)%	3%	(7)%	0%
Workflow & Solutions	359	361	(1)%	5%	(6)%	0%
Diagnostics	826	492	68%	3%	(13)%	78%

(1)	Currency translation effects.

(2)	Portfolio effects.

	Division Profit			Division Profit Margin
	Third quarter			Third quarter
(€ in millions)	2008	2007	% Change	2008	2007
Imaging & IT	199	223	(11)%	12.7%	13.6%
Workflow & Solutions	33	40	(18)%	9.2%	11.1%
Diagnostics	82	52	58%	9.9%	10.6%
     Siemens’ Healthcare Sector sustained its growth and profitability in the face of challenging market conditions. Sector profit was €326 million compared to €307 million in the third quarter a year earlier. Profit margin was strongly influenced by PPA effects and integration costs associated with acquisitions in the Diagnostics Division, including the acquisition of Dade Behring Holdings, Inc. (Dade Behring) between the periods under review. These factors took approximately 210 basis points from Sector profit margin in the third quarter, compared to 170 basis points in the prior-year period.
     Healthcare revenue rose 10%, to €2.677 billion, including new volume from Dade Behring in the Diagnostics Division. On an organic basis, excluding portfolio transactions and strong currency translation effects in the U.S., the Sector’s three Divisions all contributed to revenue growth in the quarter. Orders climbed 11% to €2.801 billion, again including the acquired volume in Diagnostics. On a regional basis, the Sector achieved rapid growth in emerging markets, particularly China. Growth was more modest in established markets characterized by slower economic growth, tightening credit, and, in the U.S., by public policy affecting medical imaging.
     The Healthcare Sector expects previously announced cost-reduction programs to result in severance charges in the fourth quarter depending on the progress of labor negotiations. As part of Siemens’ ongoing transformation programs, Healthcare anticipates further charges in the fourth quarter related to a strategic review of certain business activities.
     The Healthcare Sector’s largest Division, Imaging & IT, offers medical imaging systems used for diagnostic and interventional purposes as well as information technology systems used to store, retrieve and transmit medical images and other information. In the third quarter, the newly formed Division posted a profit of €199 million, negatively influenced by substantial currency effects.

Revenue and orders for Imaging & IT were €1.569 billion and €1.699 billion, respectively, in the current quarter. On an organic basis, revenue rose 3% and orders rose 8% year-over-year despite the difficult market conditions mentioned above. Highlights of order growth included new offerings for magnetic resonance imaging and computer-aided tomography. The momentum generated by these and other innovative products helped increase the Division’s book-to-bill ratio year-over-year, which came in at 1.08 for the third quarter.
     The Diagnostics Division recorded profit of €82 million in the third quarter, up from €52 million in the prior-year period before the acquisition of Dade Behring. PPA effects and integration costs related to acquisitions, primarily Dade Behring, reduced profit margin by approximately 700 basis points in the current quarter, including PPA effects of €29 million and net integration costs of €29 million. A year earlier, PPA and integration costs for Diagnostics were €27 million and €14 million in the third quarter, respectively, taking 830 basis points from the Division’s profit margin. Revenue of €826 million was significantly higher year-over-year due to new volume from Dade Behring. Organic growth was solid at 3%. Along with profitable growth, the priorities at Diagnostics continue to be rationalizing its product portfolio and realizing synergies among its acquisitions. The Division made progress in these areas in the third quarter.
Healthcare — First nine months of fiscal 2008

Sector	Nine months ended June 30,
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Profit	999	943	6%
Profit margin	12.4%	13.5%
New orders	8,397	7,272	15%	3%	(8)%	20%
Revenue	8,052	7,003	15%	2%	(8)%	21%

New orders by Divisions	Nine months ended June 30,
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Imaging & IT	5,048	5,149	(2)%	4%	(7)%	1%
Workflow & Solutions	1,203	1,225	(2)%	3%	(5)%	0%
Diagnostics	2,366	1,071	121%	3%	(15)%	133%

Revenue by Divisions	Nine months ended June 30,
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Imaging & IT	4,848	5,057	(4)%	2%	(7)%	1%
Workflow & Solutions	1,083	1,070	1%	7%	(6)%	0%
Diagnostics	2,354	1,062	122%	3%	(15)%	134%

(1)	Currency translation effects.

(2)	Portfolio effects.

	Division Profit			Division Profit Margin
	Nine months ended June 30,			Nine months ended June 30,
(€ in millions)	2008	2007	% Change	2008	2007
Imaging & IT	667	705	(5)%	13.8%	13.9%
Workflow & Solutions	131	118	11%	12.1%	11.0%
Diagnostics	198	99	100%	8.4%	9.3%
     For the first nine months of fiscal 2008, Healthcare posted Sector profit of €999 million, up 6% compared to €943 million in the first nine months a year earlier. Profit in both periods was negatively influenced by PPA effects and integration costs arising from the acquisitions mentioned above. In the first nine months of fiscal 2008, these effects reduced the Sector’s profit margin by approximately 300 basis points compared to 140 basis points in the prior-year period. The negative PPA effects and integration costs in the prior-year period were partly offset by gains on divestments as well as from the sale of a portion of Healthcare’s stake in a joint venture, Draeger Medical AG & Co. KG. Profit at the Diagnostics Division doubled year-over-year and benefited from the Dade Behring acquisition between the periods under review. The Division’s profit margin in both periods included significant negative effects from PPA and integration costs. In the first nine months of fiscal 2008, PPA effects totaled €130 million (including €7 million of non-recurring inventory step-up charges) and integration costs totaled €116 million. These factors reduced the Division’s profit margin by approximately 1050 basis points. In the prior-year period, PPA effects from the acquisition of the diagnostics division of Bayer and Diagnostic Products Corporation (DPC) totaled €71 million (including €18 million of non-recurring inventory step-up charges) and integration costs were €30 million, reducing the Division’s profit margin by approximately 950 basis points
     Healthcare’s orders and revenue for the first nine months of fiscal 2008 were both up by 15% compared to the prior-year period, benefiting from new volume at Dade Behring. Excluding currency translation and portfolio effects all Divisions in the Healthcare Sector increased orders and revenue slightly year-over-year.

Strategic Equity Investments (SEI)
     SEI includes results at equity from three companies in which Siemens holds an equity stake: NSN, BSH, and Fujitsu Siemens Computers (Holding) B.V. (FSC). SEI contributed equity investment income of €1 million in the third quarter of fiscal 2008 compared to a negative €301 million in the same period a year earlier. The largest factor in this improvement was NSN, which reported improved operating results and also substantially reduced restructuring charges and integration costs year-over-year. The current period included €201 million for restructuring and integration costs, down from €905 million in the prior-year period. As a result, Siemens’ equity investment loss related to NSN in the current quarter decreased to €21 million from €371 million a year earlier.
     Equity investment income for the first nine months of fiscal 2008 was a positive €41 million compared to a negative €150 million in the prior-year period. The increase was mainly due to NSN, which incurred €421 million in charges for restructuring and integration programs, down from €905 million in the prior-year period mentioned above. As a result, Siemens equity investment loss in NSN decreased to €103 million compared to €371 million in the same period a year earlier.
Cross-Sector Businesses
Siemens IT Solutions and Services — Third quarter of fiscal 2008

	Third quarter
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Profit	64	66	(3)%
Profit margin	5.1%	5.3%
New orders	1,209	1,094	10%	13%	(5)%	2%
Revenue	1,255	1,257	0%	2%	(4)%	2%

(1)	Currency translation effects

(2)	Portfolio effects
     Siemens IT Solutions and Services posted a profit of €64 million in the third quarter, with the release of an accrual related to a major project contributing €13 million. Revenue of €1.255 billion in the third quarter was nearly unchanged compared to the same period a year earlier, while orders rose 10% year-over-year, to €1.209 billion.
Siemens IT Solutions and Services — First nine months of fiscal 2008

	Nine months ended June 30,
			% Change		therein
(€ in millions)	2008	2007	Actual	Adjusted	Currency(1)	Portfolio(2)
Profit	99	172	(42)%
Profit margin	2.6%	4.4%
New orders	3,879	3,561	9%	11%	(3)%	1%
Revenue	3,861	3,922	(2)%	0%	(3)%	1%

(1)	Currency translation effects

(2)	Portfolio effects
     For the first nine months of fiscal 2008, Profit for Siemens IT Solutions and Services declined significantly compared to the prior-year period due to charges at projects in the UK, which reduced profit by €89 million in the second quarter of fiscal 2008. This effect was only partly offset by the release of the accrual of €13 million mentioned above. Orders for the first nine months of fiscal 2008 increased by 9% compared to the prior-year period, including major contracts from NSN and BBC (UK), both won in the second quarter of the current fiscal year.

Siemens Financial Services (SFS)

	Third quarter			Nine months ended June 30,
(€ in millions)	2008	2007	%Change	2008	2007	%Change
Profit	59	57	4%	237	277	(14)%

				June 30,	Sept. 30,
				2008	2007
Total assets				9,775	8,912	10%
     Siemens Financial Services delivered income before income taxes of €59 million in the third quarter, up from €57 million in the same period a year earlier. Profit for the first nine months of both fiscal years benefited from special dividends resulting from divestment gains by a Company in which SFS holds an equity position. The dividends received in the prior-year period were higher. Profit of SFS’ equity and project finance business in the prior-year period also included a gain on a sale of an investment. Total assets rose significantly compared to the end of fiscal 2007, primarily due to growth in the commercial finance business including asset purchases in secondary markets.
Reconciliation to Consolidated Financial Statements
     Reconciliation to Consolidated Financial Statements includes Other Operations, Siemens Real Estate (SRE) and various categories of items, which are not allocated to the Sectors and Cross-Sector Businesses because Management has determined that such items are not indicative of the Sectors’ and Cross-Sector Businesses’ performance.
Other Operations
     Other Operations consist of centrally held business activities, shared services and central costs not allocated to a Sector or Cross-Sector Business. Under the previously announced transformation program for Other Operations, all business activities are to be integrated into an existing Siemens Sector or Cross-Sector Business, divested, moved to a joint venture, or closed. By the third quarter, Siemens reached or concluded the implementation phase for a majority of business activities. Partly as a result, third-quarter sales for Other Operations declined to €580 million from €678 million in the prior-year quarter. The loss from Other Operations narrowed to a negative €20 million from a negative €56 million in the third quarter a year earlier. Siemens expects negative earnings impacts in connection with the Other Operations transformation program in coming quarters.
     For the first nine months of fiscal 2008, the result of Other Operations was a negative €138 million, compared to a negative €153 million a year earlier. The difference is due primarily to lower costs not directly related to business activities, partly offset by a goodwill impairment of €70 million in the first quarter of the current period related to a building and infrastructure business that is held for disposal. SHC was profitable in both periods under review. Revenue for Other Operations in the first nine months of fiscal 2008 was €1.918 billion, down from €2.221 billion in the prior-year period, including negative portfolio effects of 12%.
Siemens Real Estate (SRE)
     For the third quarter, income before income taxes at SRE was €103 million, up from €69 million a year earlier, primarily due to increased gains from real estate sales.
     Income before income tax for the first nine months of fiscal 2008 was €302 million, up 68% from €180 million in the prior-year period, also mainly due to higher gains from sales of real estate. SRE intends to continue real estate disposals in coming quarters, depending on market conditions.
Corporate items and pensions
     Corporate items and pensions totaled a negative €245 million in the third quarter compared to a negative €367 million in the prior-year period. The improvement is due primarily to Corporate items, which totaled a negative €270 million compared to a negative €379 million in the same quarter a year ago. The current period includes €106 million expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. These costs totaled €54 million in the prior-year period. The third quarter of fiscal 2007 also included higher expenses for legal and regulatory matters.

     In the first nine months of fiscal 2008, Corporate items and pensions totaled a negative €1.038 billion compared to a negative €1.182 billion a year earlier. In the current period, expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities were significantly higher year-over-year, at €347 million, compared to €67 million in the prior-year period. In addition, the current period includes expenses of €106 million, including an impairment, related to a regional sales organization in Germany associated with the transformation of Siemens’ corporate structure, as well as a €32 million donation to the Siemens Foundation in the U.S., which conducts prestigious national competitions and scholarship programs in mathematics, science and engineering. The first nine months of fiscal 2007 included significantly higher expenses for legal and regulatory matters, including a previously disclosed antitrust penalty of €423 million and €81 million primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ.
Eliminations, Corporate Treasury and other reconciling items
     Income before income taxes from Eliminations, Corporate Treasury and other reconciling items in the third quarter of fiscal 2008 was a positive €2 million compared to a negative €97 million in the same period a year earlier. The difference is mainly due to reduced interest expense stemming from a combination of lower indebtedness in Siemens’ operating businesses as well as lower interest rates on U.S. dollar denominated debt compared to the third quarter of fiscal 2007.
     For the first nine months, income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €184 million compared to a negative €254 million in the prior-year period, with positive factors mentioned above partly offset by negative results from hedging activities not qualifying for hedge accounting.

Reconciliation to EBITDA (continuing operations)
The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to EBITDA (adjusted):
For the nine months ended June 30, 2008 and 2007 (€ in millions)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Sectors and Divisions
Industry Sector	3,068	2,503	13	20	—	(17)	3,055	2,500	243	174	487	469	3,785	3,143
Industry Automation	1,253	798	(1)	2	4	(8)	1,250	804	120	39	76	63	1,446	906
Drive Technologies	891	642	1	2	3	—	887	640	34	35	104	91	1,025	766
Building Technologies	297	296	2	2	3	(2)	292	296	49	46	52	63	393	405
Osram	359	364	3	2	1	3	355	359	17	21	155	163	527	543
Industry Solutions	310	229	7	12	(2)	(2)	305	219	20	26	42	45	367	290
Mobility	(33)	175	2	1	(9)	(6)	(26)	180	3	5	58	45	35	230
Energy Sector	968	1,224	80	38	(4)	7	892	1,179	59	70	181	176	1,132	1,425
Fossil Power Generation	(91)	576	58	21	(5)	(3)	(144)	558	12	23	62	65	(70)	646
Renewable Energy	159	84	4	3	—	—	155	81	6	6	14	12	175	99
Oil & Gas	239	139	—	—	—	(1)	239	140	21	21	41	40	301	201
Power Transmission	416	227	18	12	1	7	397	208	7	9	38	39	442	256
Power Distribution	243	197	1	2	(1)	5	243	190	9	11	22	19	274	220
Healthcare Sector	999	943	22	52	23	27	954	864	216	157	243	161	1,413	1,182
Imaging & IT	667	705	5	2	2	9	660	694	94	95	66	72	820	861
Workflow & Solutions	131	118	2	—	4	5	125	113	4	4	14	16	143	133
Diagnostics	198	99	4	5	7	11	187	83	118	57	160	71	465	211

Total Sectors	5,035	4,670	115	110	19	17	4,901	4,543	518	401	911	806	6,330	5,750

Strategic Equity Investments (SEI)	41	(150)	41	(150)	—	—	—	—	—	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	99	172	24	9	9	4	66	159	35	44	127	163	228	366
Siemens Financial Services (SFS)	237	277	48	45	155	222	34	10	2	4	208	189	244	203
Reconciliation to consolidated financial statements
Other Operations	(138)	(153)	—	5	—	(17)	(138)	(141)	28	35	115	110	5	4
Siemens Real Estate (SRE)	302	180	—	9	(38)	(69)	340	240	1	—	115	114	456	354
Corporate items and pensions	(1,038)	(1,182)	53	76	108	109	(1,199)	(1,367)	62	8	22	23	(1,115)	(1,336)
Eliminations, Corporate Treasury and other reconciling items	(184)	(254)	2	1	(134)	(257)	(52)	2	—	—	(50)	(46)	(102)	(44)

Siemens	4,354	3,560	283	105	119	9	3,952	3,446	646	492	1,448	1,359	6,046	5,297

(1)	Profit of the Sectors and Divisions as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.
(2)	Includes impairment of investments accounted for using the equity method.
(3)	Includes impairment of non-current available-for-sale financial assets.
(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.
(5)	Amortization and impairments of intangible assets other than goodwill.
(6)	Includes impairments of goodwill of €70 and €60 for the nine months ended June 30, 2008 and 2007, respectively.

Liquidity, capital resources and capital requirements
Cash flow — First nine months of fiscal 2008 compared to first nine months of fiscal 2007
The following discussion presents an analysis of Siemens’ cash flows for the first nine months of fiscal 2008 and 2007. The table below presents cash flows for both continuing and discontinued operations. The latter category includes SV, which was sold to Continental AG between the periods under review, as well as the former Com activities, particularly the enterprise networks business, which is held for sale and the carrier-related business which was transferred into NSN. For further information on discontinued operations, see “Notes to Interim Consolidated Financial Statements.”
Siemens reports as a performance measure, Free cash flow, which is defined as “Net cash provided by (used in) operating activities” less cash used for “Additions to intangible assets and property, plant and equipment.” We believe this measure is helpful to our investors as an indicator of our ability to generate cash from operations and to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. For further information about this measure, refer to “Notes to Interim Consolidated Financial Statements — Segment information.”

						Continuing and
		Continuing operations		Discontinued operations		discontinued operations
		Nine months ended June 30,
(€ in millions)		2008	2007	2008	2007	2008	2007
Net cash provided by (used in):
Operating activities	A	5,083	6,229	(667)	(2,252)	4,416	3,977
Investing activities		(7,409)	(9,289)	10,697	(888)	3,288	(10,177)
Herein: Additions to intangible assets and property, plant and equipment	B	(2,130)	(2,027)	(148)	(472)	(2,278)	(2,499)
Free cash flow*	A+B	2,953	4,202	(815)	(2,724)	2,138	1,478

*	The closest comparable financial measure under IFRS is “Net cash provided by (used in) operating activities.” “Net cash provided by (used in) operating activities” from continuing operations as well as from continuing and discontinued operations is reported within the “Consolidated Statements of Cash Flow” for Siemens. Other companies that report Free cash flow may define and calculate it differently.
Operating activities provided net cash of €4.416 billion in the first nine months, compared to net cash provided of €3.977 billion in the same period of the prior-year. These results include both continuing and discontinued operations. Within the total, continuing operations provided net cash of €5.083 billion compared to €6.229 billion in the same period a year earlier. The prior-year period benefited from a substantial decrease in receivables of approximately €2.2 billion primarily related to the SV carve-out and the transfer of carrier activities into NSN, only partly offset by a €419 million penalty payment related to a European Union antitrust investigation. The current period includes a higher build-up in inventories, especially for Industry and Energy, which was partly offset by higher billings in excess of costs for these two Sectors. Discontinued operations improved to net cash used of €667 million in the current period, compared to net cash used of €2.252 billion in the prior period which included a substantially higher build up of net working capital, particularly receivables related to NSN and SV, as discussed above. The first nine months of fiscal 2008 include a €201 million payment for a previously disclosed fine imposed by the Munich district court, which is related to the investigation of former Com activities by the Munich Office of Public Prosecution.
Investing activities in continuing and discontinued operations provided net cash of €3.288 billion in the first nine months of fiscal 2008 compared to net cash used of €10.177 billion in the prior-year period. Within the total, net cash used in investing activities for continuing operations amounted to €7.409 billion in the current period and to €9.289 billion in the prior-year period. Cash outflows in the current period primarily related to the acquisition of Dade Behring at Healthcare for approximately €4.4 billion (net of €69 million cash acquired), while the prior-year period included €4.2 billion related to the acquisition of Bayer’s diagnostic business at Healthcare, €2.7 billion for the UGS acquisition at Industry as well as a payment to acquire AG Kühnle, Kopp & Kausch at Energy. Discontinued operations provided €10.697 billion in net cash during the current period, due primarily to proceeds of approximately €11.4 billion from the sale of SV.
Free cash flow from continuing and discontinued operations for Siemens amounted to €2.138 billion in the first nine months, compared to €1.478 billion in the same period a year earlier. Within the total, Free cash flow for continuing operations in the first nine months amounted to €2.953 billion compared to €4.202 billion a year earlier. The change year-over-year was due to a reduction in Net Working Capital in the prior-year period including effects relating to the carve-out of SV and the transfer of carrier activities into NSN. Cash used for additions to intangible assets and property, plant and equipment remained stable year-over-year.

The cash conversion rate for continuing operations, calculated as Free cash flow from continuing operations divided by income from continuing operations, was 0.95 for the first nine months of fiscal 2008, above the target for the period. Free cash flow from discontinued operations amounted to €(815) million and €(2.724) billion for the first nine months ended June 30, 2008 and 2007, respectively.
Financing activities from continuing and discontinued operations used net cash of €4.500 billion compared to net cash provided of €1.849 billion in the first nine months a year earlier. In the current period the Company incurred cash outflows of €3.264 billion for the purchase of common stock, including approximately €2.9 billion in total during the first nine months of fiscal 2008 for purchases under the first two tranches of the share buyback program. In addition short-term debt was reduced by €3.616 billion, mainly due to repayment of commercial paper and medium-term notes as well as repayment of debt originally raised by Dade Behring in the amount of €0.4 billion. The exercise of three long term capital market transactions provided net cash of €4.988 billion (for further information refer to “Capital resources and capital requirements”). In the first nine months a year earlier, changes in short-term debt provided net cash of €6.759 billion, mainly due to the issuance of commercial paper, whereas €2.4 billion (€1.4 billion nominal) in cash was used to buy back a portion of the €2.5 billion convertible bond as well as cash used for the redemption of a CHF250 million bond and a €991 million bond. Dividends paid to shareholders (for fiscal 2007) in the current nine months amounted to €1.462 billion, compared €1.292 billion (paid for fiscal 2006) in the prior-year period.
Capital resources and requirements
Our capital resources consist of a variety of short and long-term financial instruments including loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as cash and cash equivalents, future cash flows from operating activities and current available-for-sale financial assets.
Total debt as stated on the Consolidated Balance Sheets relates to our commercial paper, medium-term notes, bonds, loans from banks and other financial indebtedness such as obligations under finance leases. Total liquidity refers to the liquid financial assets we had available at the respective balance sheet dates to fund our business operations and pay for near term obligations. Total liquidity comprises Cash and cash equivalents and current Available-for-sale financial assets. Net debt results from total debt less total liquidity. We use the net debt measure for internal corporate finance management, as well as for external communication with investors, analysts and rating agencies.

	June 30,	September 30,
(€ in millions)	2008	2007
Short-term debt and current maturities of long-term debt	1,998	5,637
Long-term debt	13,288	9,860
Total debt	15,286	15,497
Cash and cash equivalents	7,735	4,005
Available-for-sale financial assets (current)	149	193
Total liquidity	7,884	4,198

Net debt*	7,402	11,299

*	A positive net of Total liquidity and Total debt should not be interpreted as signifying that the relevant amount is entirely free for discretionary application.
Net debt was €7.402 billion as of June 30, 2008, compared to €11.299 billion as of September 30, 2007. In the third quarter of fiscal 2008 we executed three capital market transactions classified as long-term debt and amounting to €5 billion, including an update on our medium-term notes program of €3.4 billion in three tranches, a €500 million extendible note issue and a €1.1 billion assignable loan issue (“Schuldscheindarlehen”).
Our capital requirements include scheduled debt service, regular capital spending, ongoing cash requirements from operating activities and capital requirements for our share buyback program.
For further information regarding the capital market transactions and capital requirements please refer to “Cash flow — First nine months of fiscal 2008 compared to first nine months of fiscal 2007” as well as to “Notes to Interim Consolidated Financial Statements.”

Pension plan funding
At the end of the first nine months of fiscal 2008, the combined funding status of Siemens’ principal pension plans showed an underfunding of €0.4 billion, compared to an underfunding of €1.0 billion at the end of fiscal 2007. Positive effects which contributed to the improvement in funding status are a significant increase in the discount rate assumption at June 30, 2008, which reduced Siemens’ estimated defined benefit obligation (DBO), contributions and the disposal of Siemens VDO pension liabilities. Taken together, these factors more than offset the negative effects of service and interest cost on the defined benefit obligation and a negative actual return on plan assets. While fixed-income investments showed an almost neutral performance in the first nine months, a negative performance in equity investments resulted in an actual return on plan assets of a loss of €(1,538) million. This represents a loss of 9.1% return on an annualized basis, compared to the expected annual return of 6.5%.
The fair value of plan assets of Siemens’ principal funded pension plans as of June 30, 2008, was €21.1 billion, compared to €24.0 billion on September 30, 2007. In the first nine months of fiscal 2008, employer contributions amounted to €502 million compared to €623 million in the first nine months of the prior fiscal year. Beside the negative actual return on plan assets, the decrease in plan assets was due to benefits paid during the nine-month period, currency translation effects and the disposal of Siemens VDO pension assets.
The estimated DBO for Siemens’ principal pension plans amounted to €21.5 billion as of June 30, 2008, approximately €3.5 billion lower than the DBO of €25.0 billion as of September 30, 2007. The difference is due to a significant increase in the discount rate assumption at June 30, 2008, currency translation effects and the disposal of Siemens VDO pension liabilities. Altogether these factors strongly outweighed the negative effect of service and interest cost less benefits paid during the first nine months of the current period.
For more information on Siemens’ pension plans, see “Notes to Interim Consolidated Financial Statements.”
Risk management
Within the scope of its entrepreneurial activities and the variety of its operations, Siemens is exposed to numerous risks which could negatively affect business development. For the early recognition and successful management of relevant risks we employ a number of coordinated risk management and control systems. Risk management facilitates the sustainable protection of our future corporate success as an integral part of all decisions and business processes of the Company.
In Siemens’ Annual Report for fiscal 2007 we described the risks which could have a material adverse effect on our financial condition or results of operations and also the design of our risk management system.
For significant developments regarding project risks, risks related to portfolio activities, risks related to Siemens’ transformation programs and legal, compliance and regulatory developments, please refer to the sections entitled “Segment information analysis”, “Legal proceedings” and “Outlook” within this Interim Report.
During the first nine months of fiscal 2008 we identified no further significant risks besides those presented in the Annual Report for fiscal 2007 and the sections entitled “Segment information analysis”, “Legal proceedings” and “Outlook” within this Interim Report. Additional risks not known to us or that we currently consider immaterial could also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of the Company’s business.
For information concerning forward-looking statements and additional information, please also refer to “Outlook” and the “Disclaimer” at the end of the “Interim group management report.”
Legal proceedings
For information on legal proceedings, see “Notes to Interim Consolidated Financial Statements.”

Subsequent events
At the end of July 2008, Siemens announced the sale of a 51% stake in Siemens Enterprise Communications (SEN) to The Gores Group, a U.S.-based financial and operational management firm. The Gores Group will contribute two businesses, which will complement the business of SEN. The transaction, which is subject to the approval of regulatory authorities, is expected to close by the end of the current fiscal year and to result in a substantial negative financial impact. Siemens and The Gores Group together have committed to contribute a financial investment totaling €350 million.
At the end of July, the Division Osram completed the sale of its Global Tungsten & Powders unit; the regulatory approvals have been issued. Siemens expects a gain as a result of this transaction.
At the beginning of August 2008, Siemens signed an agreement to transfer an 80.2% stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC), reported in Other Operations, to ARQUES Industries AG. The transaction, which is subject to regulatory approval, is expected to close on October 1, 2008.
Outlook
Siemens confirms its full-year outlook for fiscal 2008. Organic revenue is expected to grow at twice the rate of global GDP growth, and Group Profit from Operations and Income from continuing operations are expected to match the levels achieved in fiscal 2007. Within discontinued operations, divestment of the enterprise networks business is expected to result in a substantial financial impact in fiscal 2008.
This outlook excludes earnings impacts that may arise from legal and regulatory matters, which are not yet quantifiable, and charges that may result from Siemens’ transformation programs, including the previously announced SG&A reduction program. Based on the progress of labor negotiations, Siemens intends to book material charges under the SG&A program in the fourth quarter of fiscal 2008 within Corporate Items.
Siemens expects more challenging conditions in the global economy in fiscal 2009 and expects to grow at twice the rate of global GDP. Total Sectors profit is expected to be in the range from €8.0 to €8.5 billion in fiscal 2009. Growth in income from continuing operations is expected to exceed growth in Total Sectors profit. This outlook excludes earnings impacts that may arise from legal and regulatory matters and charges for the SG&A reduction program.

Earnings before interest and taxes, or EBIT (adjusted); Earnings before interest, taxes, depreciation and amortization, or EBITDA (adjusted); Return on capital employed (ROCE); Return on equity (ROE); Free cash flow; and Cash conversion rate are non-GAAP financial measures. Information for a reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir -> Financial Publications. “Profit Total Sectors” is reconciled to “Income from continuing operations before income taxes” in the table “Segment Information.”
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigations we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three and nine months ended June 30, 2008 and 2007
(in millions of €, per share amounts in €)

	Three months		Nine months
	ended June 30,		ended June 30,
	2008	2007	2008	2007
Revenue	19,182	17,517	55,676	52,247
Cost of goods sold and services rendered	(13,306)	(12,291)	(39,579)	(37,293)

Gross profit	5,876	5,226	16,097	14,954
Research and development expenses	(916)	(898)	(2,681)	(2,437)
Marketing, selling and general administrative expenses	(3,195)	(3,069)	(9,493)	(8,667)
Other operating income	259	144	636	462
Other operating expense	(144)	(207)	(607)	(866)
Income (loss) from investments accounted for using the equity method, net	74	(222)	283	105
Financial income (expense), net	94	(32)	119	9

Income from continuing operations before income taxes	2,048	942	4,354	3,560
Income taxes	(573)	(334)	(1,236)	(1,045)

Income from continuing operations	1,475	608	3,118	2,515
Income (loss) from discontinued operations, net of income taxes	(56)	1,457	5,188	1,597

Net income	1,419	2,065	8,306	4,112

Attributable to:
Minority interest	45	39	116	151
Shareholders of Siemens AG	1,374	2,026	8,190	3,961
Basic earnings per share Income from continuing operations	1.61	0.64	3.33	2.68
Income (loss) from discontinued operations	(0.06)	1.61	5.74	1.75

Net income	1.55	2.25	9.07	4.43

Diluted earnings per share Income from continuing operations	1.61	0.63	3.32	2.60
Income (loss) from discontinued operations	(0.07)	1.55	5.72	1.66

Net income	1.54	2.18	9.04	4.26

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (unaudited)
For the three and nine months ended June 30, 2008 and 2007
(in millions of €)

	Three months		Nine months
	ended June 30,		ended June 30,
	2008	2007	2008	2007
Net income	1,419	2,065	8,306	4,112
Currency translation differences	33	47	(779)	(214)
Available-for-sale financial assets	(29)	(12)	(101)	(14)
Derivative financial instruments	(116)	(17)	68	36
Actuarial gains and losses on pension plans and similar commitments	(337)	1,144	(150)	1,769
Revaluation effect related to step acquisitions	—	—	—	3

Total income and expense recognized directly in equity, net of tax (1)(2)	(449)	1,162	(962)	1,580

Total income and expense recognized in equity	970	3,227	7,344	5,692

Attributable to:
Minority interest	38	86	79	183
Shareholders of Siemens AG	932	3,141	7,265	5,509

(1)	Includes income and expense resulting from investments accounted for using the equity method of €(110) and €(1) for the three months ended June 30, 2008 and 2007, respectively, and €17 and €(31) for the nine months ended June 30, 2008 and 2007, respectively.

(2)	Includes minority interest relating to currency translation differences of €(7) and €47 for the three months ended June 30, 2008 and 2007, respectively, and €(37) and €32 for the nine months ended June 30, 2008 and 2007, respectively.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED BALANCE SHEETS (unaudited)
As of June 30, 2008 and September 30, 2007
(in millions of €)

	6/30/08	9/30/07
ASSETS
Current assets
Cash and cash equivalents	7,735	4,005
Available-for-sale financial assets	149	193
Trade and other receivables	15,106	14,620
Other current financial assets	3,375	2,932
Inventories	14,921	12,930
Income tax receivables	514	398
Other current assets	1,426	1,322
Assets classified as held for disposal	2,159	11,532

Total current assets	45,385	47,932

Goodwill	14,990	12,501
Other intangible assets	5,172	4,619
Property, plant and equipment	10,556	10,555
Investments accounted for using the equity method	6,958	7,016
Other financial assets	6,655	5,561
Deferred tax assets	1,939	2,594
Other assets	1,175	777

Total assets	92,830	91,555

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	1,998	5,637
Trade payables	8,079	8,382
Other current financial liabilities	2,431	2,553
Current provisions	3,739	3,581
Income tax payables	1,927	2,141
Other current liabilities	18,984	17,058
Liabilities associated with assets classified as held for disposal	1,728	4,542

Total current liabilities	38,886	43,894

Long-term debt	13,288	9,860
Pension plans and similar commitments	2,666	2,780
Deferred tax liabilities	704	580
Provisions	2,316	2,103
Other financial liabilities	384	411
Other liabilities	2,167	2,300

Total liabilities	60,411	61,928

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	6,055	6,080
Retained earnings	27,020	20,453
Other components of equity	(1,055)	(280)
Treasury shares, at cost (2)	(2,921)	—

Total equity attributable to shareholders of Siemens AG	31,842	28,996

Minority interest	577	631

Total equity	32,419	29,627

Total liabilities and equity	92,830	91,555

(1)	Authorized: 1,137,913,421 and 1,137,913,421 shares, respectively.
Issued: 914,203,421 and 914,203,421 shares, respectively.
(2)	37,295,082 and 383 shares, respectively.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the nine months ended June 30, 2008 and 2007
(in millions of €)

	2008	2007
Cash flows from operating activities
Net income	8,306	4,112
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	2,175	2,740
Income taxes	1,141	990
Interest (income) expense, net	(37)	114
(Gains) on sales and disposals of businesses, intangibles and property, plant and equipment, net	(5,964)	(2,007)
(Gains) on sales of investments, net (1)	(23)	(84)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(13)	2
(Income) from investments (1)	(341)	(198)
Other non-cash (income) expenses	500	74
Change in current assets and liabilities
(Increase) decrease in inventories	(2,396)	(1,487)
(Increase) decrease in trade and other receivables	(648)	(709)
(Increase) decrease in other current assets	(214)	(199)
Increase (decrease) in trade payables	(53)	61
Increase (decrease) in current provisions	294	(226)
Increase (decrease) in other current liabilities	2,509	2,103
Change in other assets and liabilities	(378)	(943)
Income taxes paid	(1,253)	(1,210)
Dividends received	230	266
Interest received	581	578

Net cash provided by (used in) operating activities — continuing and discontinued operations	4,416	3,977
Net cash provided by (used in) operating activities — continuing operations	5,083	6,229
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(2,278)	(2,499)
Acquisitions	(4,779)	(7,349)
Purchases of investments(1)	(131)	(162)
Purchases of current available-for-sale financial assets	(10)	(34)
(Increase) decrease in receivables from financing activities	(1,484)	(553)
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	665	647
Proceeds from disposals of businesses	11,257	(262)
Proceeds from sales of current available-for-sale financial assets	48	35

Net cash provided by (used in) investing activities — continuing and discontinued operations	3,288	(10,177)
Net cash provided by (used in) investing activities — continuing operations	(7,409)	(9,289)
Cash flows from financing activities
Proceeds from issuance of common stock	—	798
Purchase of common stock	(3,264)	(101)
Proceeds from re-issuance of treasury stock	244	66
Proceeds from issuance of long-term debt	4,988	—
Repayment of long-term debt (including current maturities of long-term debt)	(643)	(3,381)
Change in short-term debt	(3,616)	6,759
Interest paid	(654)	(881)
Dividends paid	(1,462)	(1,292)
Dividends paid to minority shareholders	(93)	(119)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(4,500)	1,849
Net cash provided by (used in) financing activities — continuing operations	6,237	(2,139)
Effect of exchange rates on cash and cash equivalents	(178)	3
Net increase (decrease) in cash and cash equivalents	3,026	(4,348)
Cash and cash equivalents at beginning of period	4,940	10,214

Cash and cash equivalents at end of period	7,966	5,866
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	231	612

Cash and cash equivalents at end of period (Consolidated balance sheets)	7,735	5,254

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED CHANGES IN EQUITY (unaudited)
For the nine months ended June 30, 2008 and 2007
(in millions of €)

				Other components of equity
					Available-				Total equity
		Additional		Currency	for-sale	Derivative		Treasury	attributable
	Common	paid-in	Retained	translation	financial	financial		shares	to shareholders	Minority	Total
	stock	capital	earnings	differences	assets	instruments	Total	at cost	of Siemens AG	interest	equity
Balance at October 1, 2006	2,673	5,662	16,702	91	96	(31)	156	—	25,193	702	25,895

Income and expense recognized in equity	—	—	5,733	(246)	(14)	36	(224)	—	5,509	183	5,692
Dividends	—	—	(1,292)	—	—	—	—	—	(1,292)	(130)	(1,422)
Issuance of common stock and share-based payment	35	847	—	—	—	—	—	—	882	—	882
Purchase of common stock	—	—	—	—	—	—	—	(101)	(101)	—	(101)
Re-issuance of treasury stock	—	(7)	—	—	—	—	—	101	94	—	94
Other changes in equity	—	(1,188)	—	—	—	—	—	—	(1,188)	(142)	(1,330)
Balance at June 30, 2007	2,708	5,314	21,143	(155)	82	5	(68)	—	29,097	613	29,710

Balance at October 1, 2007	2,743	6,080	20,453	(475)	126	69	(280)	—	28,996	631	29,627

Income and expense recognized in equity	—	—	8,040	(742)	(101)	68	(775)	—	7,265	79	7,344
Dividends	—	—	(1,462)	—	—	—	—	—	(1,462)	(86)	(1,548)
Issuance of common stock and share-based payment	—	57	—	—	—	—	—	—	57	—	57
Purchase of common stock	—	—	—	—	—	—	—	(3,264)	(3,264)	—	(3,264)
Re-issuance of treasury stock	—	(67)	—	—	—	—	—	343	276	—	276
Other changes in equity	—	(15)	(11)	—	—	—	—	—	(26)	(47)	(73)

Balance at June 30, 2008	2,743	6,055	27,020	(1,217)	25	137	(1,055)	(2,921)	31,842	577	32,419

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS

SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended June 30, 2008 and 2007 and as of September 30, 2007
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders		revenue		revenue		revenue		Profit(1)		Assets(2)		cash flow(3)		and equipment		impairments(4)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	6/30/08	9/30/07	2008	2007	2008	2007	2008	2007
Sectors
Industry	11,508	9,149	9,117	8,503	306	248	9,423	8,751	1,143	822	12,216	11,836	895	724	255	239	251	228
Energy	8,077	6,556	5,714	4,784	115	96	5,829	4,880	615	442	2,707	3,367	508	665	120	75	83	87
Healthcare	2,801	2,517	2,667	2,424	10	7	2,677	2,431	326	307	12,620	8,234	311	372	112	109	160	113

Total Sectors	22,386	18,222	17,498	15,711	431	351	17,929	16,062	2,084	1,571	27,543	23,437	1,714	1,761	487	423	494	428
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	1	(301)	5,369	4,891	95	76	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	1,209	1,094	899	904	356	353	1,255	1,257	64	66	452	253	37	(64)	54	48	51	65
Siemens Financial Services (SFS)	195	168	177	154	20	14	197	168	59	57	9,775	8,912	(108)	(25)	166	117	69	66
Reconciliation to consolidated financial statements
Other Operations	606	667	482	585	98	93	580	678	(20)	(56)	(904)	(704)	64	(122)	21	42	24	27
Siemens Real Estate (SRE)	415	416	95	119	320	297	415	416	103	69	3,331	3,091	3	(20)	54	45	37	37
Corporate items and pensions	31	18	31	44	2	3	33	47	(245)	(367)	(2,276)	(2,564)	(290)	(626)	13	20	29	10
Eliminations, Corporate Treasury and other reconciling items	(1,165)	(1,091)	—	—	(1,227)	(1,111)	(1,227)	(1,111)	2	(97)	49,540	54,239	32	963	(15)	(18)	(19)	(15)

Siemens	23,677	19,494	19,182	17,517	—	—	19,182	17,517	2,048	942	92,830	91,555	1,547	1,943	780	677	685	618

(1)	Profit of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, SEI, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €3 and €35 for the three months ended June 30, 2008 and 2007, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the nine months ended June 30, 2008 and 2007 and as of September 30, 2007
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders		revenue		revenue		revenue		Profit(1)		Assets(2)		cash flow(3)		and equipment		impairments(4)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	6/30/08	9/30/07	2008	2007	2008	2007	2008	2007
Sectors
Industry	32,540	28,498	26,825	25,375	852	740	27,677	26,115	3,068	2,503	12,216	11,836	2,277	1,899	718	720	730	643
Energy	26,182	22,477	15,565	14,060	263	278	15,828	14,337	968	1,224	2,707	3,367	1,595	1,491	296	249	240	246
Healthcare	8,397	7,272	8,013	6,965	39	37	8,052	7,003	999	943	12,620	8,234	729	862	362	321	459	318

Total Sectors	67,119	58,247	50,403	46,400	1,154	1,055	51,557	47,455	5,035	4,670	27,543	23,437	4,601	4,252	1,376	1,290	1,429	1,207
Strategic Equity Investments (SEI)	—	—	—	—	—	—	—	—	41	(150)	5,369	4,891	95	76	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	3,879	3,561	2,785	2,947	1,076	975	3,861	3,922	99	172	452	253	(102)	(193)	101	165	162	207
Siemens Financial Services (SFS)	563	523	503	470	61	52	564	522	237	277	9,775	8,912	(28)	55	430	316	210	193
Reconciliation to consolidated financial statements
Other Operations	1,958	2,243	1,624	1,946	294	275	1,918	2,221	(138)	(153)	(904)	(704)	(213)	(265)	70	110	73	85
Siemens Real Estate (SRE)	1,225	1,251	287	367	938	884	1,225	1,251	302	180	3,331	3,091	(5)	(12)	157	129	116	114
Corporate items and pensions	85	88	74	117	9	8	83	125	(1,038)	(1,182)	(2,276)	(2,564)	(1,435)	(1,428)	31	56	84	31
Eliminations, Corporate Treasury and other reconciling items	(3,539)	(3,325)	—	—	(3,532)	(3,249)	(3,532)	(3,249)	(184)	(254)	49,540	54,239	40	1,717	(35)	(39)	(50)	(46)

Siemens	71,290	62,588	55,676	52,247	—	—	55,676	52,247	4,354	3,560	92,830	91,555	2,953	4,202	2,130	2,027	2,024	1,791

(1)	Profit of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of SEI, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, SEI, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €95 and €98 for the nine months ended June 30, 2008 and 2007, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
NOTES
1. Basis of presentation
The accompanying Interim Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.
Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the fields of electronics and electrical engineering.
Interim financial statements—The accompanying Consolidated Balance Sheets as of June 30, 2008, the Consolidated Statements of Income and Income and Expense Recognized in Equity for the three months and nine months ended June 30, 2008 and 2007, the Consolidated Statements of Cash Flow for the nine months ended June 30, 2008 and 2007 and the Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These interim financial statements are prepared in compliance with International Accounting Standard (IAS) 34, Interim financial reporting, and shall be read in connection with Siemens’ IFRS Consolidated Financial Statements for fiscal 2007. The interim financial statements apply the same accounting principles and practices as those used in the annual financial statements of fiscal 2007. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three months and nine months ended June 30, 2008, are not necessarily indicative of future results.
Financial statement presentation—In fiscal 2008, Siemens rearranged its organization and streamlined its reporting processes. The previous component model reporting approach is no longer presented. See also Note 15 for further information. Information disclosed in the Notes relates to Siemens unless stated otherwise.
Basis of consolidation—The Interim Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPEs) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also accounted for under the equity method.
Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Income taxes—In interim periods, tax expense is based on the current estimated annual effective tax rate.
Reclassification—The presentation of certain prior-year information has been reclassified to conform to the current year presentation.
Recent Accounting Pronouncements—In January 2008, the IASB published the amended standards IFRS 3, Business Combinations (IFRS 3(2008)) and IAS 27, Consolidated and Separate Financial Statements (IAS 27 (2008)). Both standards are not yet endorsed by the EU.
IFRS 3 (2008) reconsiders the application of acquisition accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new regulation, non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Acquisition-related costs are expensed in the period incurred.

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Major changes in relation to IAS 27 (2008) relate to the accounting for transactions which do not result in a change of control as well as to those leading to a loss of control. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are remeasured to fair value. Based on the amended standard, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.
The amended standards are effective for business combinations in annual periods beginning on or after July 1, 2009. The Company is currently evaluating the potential effects of IFRS 3(2008) and IAS 27(2008) and will determine an adoption date.
2. Acquisitions, dispositions and discontinued operations
a)	Acquisitions
At the beginning of November 2007, Siemens completed the acquisition of Dade Behring Holdings, Inc. (Dade Behring), USA, a leading manufacturer and distributor of diagnostic products and services to clinical laboratories. Dade Behring was consolidated as of November 2007 and integrated into Sector Healthcare’s Diagnostics division. The aggregate consideration, including the assumption of debt, amounts to approximately €4.9 billion (including €69 cash acquired). The company has not yet finalized the purchase price allocation. Based on the preliminary purchase price allocation, approximately €1,171 was allocated to intangible assets subject to amortization and approximately €3,332 was recorded as goodwill.
b)	Discontinued operations
ba)	Siemens VDO Automotive (SV)
At the beginning of December 2007, Siemens sold its SV activities to Continental AG, Hanover, Germany for a sales price of approximately €11.4 billion. The transaction resulted in a preliminary gain, net of related costs of €5,522, which is included in discontinued operations. The historical results of SV are reported as discontinued operations in the Consolidated Statements of Income for all periods presented.
The net results of SV presented in the Consolidated Statements of Income consist of the following components:

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2007	2008	2007
Revenue	—	2,731	1,842	7,836
Costs and expenses	—	(2,581)	(1,968)	(7,407)
Gain (loss) on disposal	(1)	—	5,522	—

Income (loss) from discontinued operations before income taxes	(1)	150	5,396	429

Income taxes	12	(42)	47	(118)

Income (loss) from discontinued operations, net of income taxes	11	108	5,443	311

As a result of taxable reorganizations in fiscal 2007, prior to the completion of the sale, no disposal gain related income taxes arose on the disposal of SV in December 2007.
bb)	Communications (Com)
The historical results of the former operating segment Com, with the exception of certain business activities which are now part of Other Operations (see Note 15 for further information), are reported as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented. The Com activities previously included the Mobile Devices (MD) business, which was sold in fiscal 2005, and the carrier-related operations which were contributed to Nokia Siemens Networks B.V., the Netherlands (NSN) in April 2007. The Company has been actively pursuing its plan to dispose of the enterprise networks business, which was also previously included in Com. At the end of July 2008, Siemens announced the sale of a 51% stake in the enterprise networks business (see Note 16 subsequent events for additional information). The Company expects to realize a substantial loss upon the transaction.

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
The assets and liabilities of the above transactions were classified on the balance sheet as held for disposal and measured at the lower of their carrying amount and fair value less costs to sell. As of June 30, 2008 and as of September 30, 2007, the assets and liabilities classified as held for disposal include the assets and liabilities of the enterprise networks business and also certain amounts relating to the carrier-related operations.
The carrying amounts of the major classes of assets and liabilities classified as held for disposal and relating to the above transactions were as follows:

	June 30,	September 30,
	2008	2007
Cash and cash equivalents*	224	750
Trade and other receivables	512	572
Inventories	272	246
Other financial assets	265	265
Other assets	299	287

Assets classified as held for disposal	1,572	2,120

Trade payables	326	388
Current provisions	60	67
Pension plans and similar commitments	205	148
Payroll and social security taxes	143	101
Other employee related costs	195	164
Other liabilities	401	530

Liabilities associated with assets classified as held for disposal	1,330	1,398

*	As of September 30, 2007, this caption also includes a portion still related to the carrier operations.
The consolidated balance sheet as of June 30, 2008, includes €587 of assets and €398 of liabilities classified as held for disposal relating to minor transactions not presented as discontinued operations.
The net results of Com presented in the Consolidated Statements of Income as discontinued operations consist of the following components:

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2007	2008	2007
Revenue	758	789	2,294	6,704
Costs and expenses	(847)	(928)	(2,563)	(6,791)
Loss on measurement to fair value less cost to sell	(17)	(355)	(52)	(503)
Gain related to the contribution of the carrier-related operations	15	1,702	18	1,702

Income (loss) from discontinued operations before income taxes	(91)	1,208	(303)	1,112

Income taxes	24	141	48	174

Income (loss) from discontinued operations, net of income taxes	(67)	1,349	(255)	1,286

Included in income (loss) from discontinued operations, net of income taxes are also legal and regulatory expenses related to Com (see Note 12 for additional information).
3. Other operating income

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2007	2008	2007
Gains on disposals of businesses	158	33	245	167
Gains on sales of property, plant and equipment and intangibles	84	65	242	146
Other	17	46	149	149

	259	144	636	462

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
At the end of May 2008, the Company sold its Wireless Modules Business, which was part of Industry. The transaction resulted in a pre-tax gain of €113, net of related costs, which is presented in Gains on disposals of businesses.
Gains on disposals of businesses for the nine months ended June 30, 2007, includes a gain of €76 on the sale of Siemens Dispolok GmbH Germany, which was part of Industry.
4. Other operating expense

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2007	2008	2007
Impairment of goodwill	—	(8)	(70)	(60)
Losses on sales of property, plant and equipment and intangibles	(5)	(15)	(24)	(55)
Losses on disposals of businesses	(12)	(3)	(20)	(13)
Other	(127)	(181)	(493)	(738)

	(144)	(207)	(607)	(866)

Impairment of goodwill of €(70) in the nine months ended June 30, 2008 relates to the buildings and infrastructure activities of VA Technologie AG acquired in fiscal 2005, which was presented in Other Operations (see also Note 6). Impairment of goodwill of €(52) in the nine months ended June 30, 2007 is attributable to a regional payphone unit presented in Other Operations.
Other includes fees for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Notes 12 and 15 for additional information) of €(106) and €(347) for the three and nine months ended June 30, 2008. Other for the nine months ended June 30, 2007 of €(423) is attributable to a fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004. The fine was not deductible for income tax purposes. Also included in the nine months ended June 30, 2007 are €(81) primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG.
5. Financial income (expense), net

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2007	2008	2007
Interest income (expense), net	34	(47)	37	(92)
Income from pension plans and similar commitments, net	37	50	108	150
Income from available-for-sale financial assets, net	24	45	77	98
Other financial expense, net	(1)	(80)	(103)	(147)

	94	(32)	119	9

Total amounts of interest income and expense were as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2007	2008	2007
Interest income	207	189	636	580
Interest expense	(173)	(236)	(599)	(672)

Interest income (expense), net	34	(47)	37	(92)

Thereof: Interest income (expense) of Operations, net	11	(4)	36	(41)
Thereof: Other interest income (expense), net	23	(43)	1	(51)
Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
The components of Income from pension plans and similar commitments, net were as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2007	2008	2007
Expected return on plan assets	372	361	1,118	1,091
Interest cost	(335)	(311)	(1,010)	(941)

Income from pension plans and similar commitments, net	37	50	108	150

Service cost for pension plans and similar commitments are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses).
The components of Income from available-for-sale financial assets, net were as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2008	2007	2008	2007
Dividends received	17	25	60	95
Impairment	(8)	(24)	(24)	(47)
Gains on sales, net	17	12	34	56
Other	(2)	32	7	(6)

Income from available-for-sale financial assets, net	24	45	77	98

6. Goodwill

	June 30,	September 30,
	2008	2007
Sectors
Industry	4,660	4,739
Energy	2,170	2,210
Healthcare	7,912	5,197
Cross-Sector Businesses
Siemens IT Solutions and Services	123	129
Siemens Financial Services (SFS)	111	126
Other Operations	14	100

Siemens	14,990	12,501

Commencing with the third quarter of fiscal 2008, the Company adjusted its reporting format to its rearranged organization. The previous twelve segments were consolidated and newly structured into six remaining reportable segments (for further information see Note 15). New cash generating units have been identified. The goodwill impairment test is primarily performed at the division level. Goodwill has been allocated based on expected synergies derived from the business combination in which the goodwill arose.
The net increase in goodwill of €2,489 during the nine months ended June 30, 2008, is attributable to €3,623 acquisitions and purchase accounting adjustments, offset by €(1,033) foreign currency adjustments primarily for the U.S.$; €(70) relate to impairment predominantly within Other Operations (see also Note 4) and €(31) are attributable to dispositions. Acquisitions and purchase accounting adjustments relate primarily to Healthcare’s acquisition of Dade Behring (see Note 2 for further information).

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
7. Other intangible assets

	June 30,	September 30,
	2008	2007
Software and other internally generated intangible assets	2,439	2,362
Less: accumulated amortization	(1,524)	(1,468)

Software and other internally generated intangible assets, net	915	894

Patents, licenses and similar rights	6,212	5,406
Less: accumulated amortization	(1,955)	(1,681)

Patents, licenses and similar rights, net	4,257	3,725

Other intangible assets	5,172	4,619

The increase in Other intangible assets during the nine months ended June 30, 2008, is primarily due to the acquisition of Dade Behring (see Note 2 for further information).
Amortization expense reported in Income from continuing operations before income taxes amounted to €228 and €181, respectively, for the three months ended June 30, 2008 and 2007, and €639 and €492 for the nine months ended June 30, 2008 and 2007, respectively.
8. Debt
Credit facilities
In June 2008, the Company raised an assignable loan. The loans, totaling €1.1 billion are for general corporate purposes and were issued in four tranches: €370 floating rate notes (EURIBOR + 0.55%) due June 12, 2013; €113.5 bearing interest of 5.283% notes due June 12, 2013; €283.5 floating rate notes (EURIBOR + 0.70%) due June 12, 2015 and €333 bearing interest of 5.435% notes due June 12, 2015.
Notes and bonds
The Company has agreements with financial institutions under which it may issue up to €5 billion in medium-term notes. In the three months ended June 30, 2008, Siemens updated the program and issued €3.4 billion fixed-interest notes in three tranches comprising €1.2 billion 5.250% note due December 12, 2011; €1 billion 5.375% note due June 11, 2014; and €1.2 billion 5.625% note due June 11, 2018 in addition to two notes totaling U.S.$1 billion as of September 30, 2007 (thereof U.S.$500 million floating rate note due March 2012, bearing interest of 0.15% above LIBOR and U.S.$500 million note bearing interest of 5.625% due March 2016).
In May 2008, the Company issued €500 floating rate extendible notes initially maturing in June, 2009. The maturity date can be extended twice by the note-holder to June 2010 and June 2011. The notes bear 0.23% interest above EURIBOR (0.25% and 0.27% above EURIBOR, respectively, subject to the extension option).
For debt issued in the nine months ended June 30, 2008, the Company added fair value hedges of fixed-rate debt obligations to the €113.5 at 5.283% credit facility, the €333 at 5.435% credit facility and to each of the three tranches of the €3.4 billion medium-term note. For further information on fair value hedges of fixed-rate debt obligations see Note 31 of the Company’s Consolidated Financial Statements as of September 30, 2007.

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
9. Pension plans and similar commitments
Principal pension benefits: Components of net periodic benefit cost

	Three months ended			Three months ended
	June 30, 2008			June 30, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	116	71	45	166	85	81
Interest cost	308	191	117	303	177	126
Expected return on plan assets	(364)	(232)	(132)	(372)	(232)	(140)
Amortization of past service cost (benefit)	1	—	1	(2)	—	(2)
Net periodic benefit cost	61	30	31	95	30	65

Germany	30			30
U.S.	25			35
UK	1			27
Other	5			3

	Nine months ended			Nine months ended
	June 30, 2008			June 30, 2007
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	379	229	150	522	272	250
Interest cost	938	574	364	927	544	383
Expected return on plan assets	(1,106)	(697)	(409)	(1,138)	(712)	(426)
Amortization of past service cost (benefit)	(1)	—	(1)	(4)	—	(4)
Loss (gain) due to settlements and curtailments	(35)	(21)	(14)	—	—	—
Net periodic benefit cost	175	85	90	307	104	203

Germany	85			104
U.S.	78			105
UK	15			80
Other	(3)			18
Net periodic benefit cost in the tables above includes amounts related to discontinued operations. During the nine months ended June 30, 2008 and 2007, net periodic benefit cost related to discontinued operations were €(4) and €88, respectively. Net periodic benefit cost related to discontinued operations during the three months ended June 30, 2008 and 2007 amounted to €6 and €24, respectively. The amount for the nine months ended June 30, 2008, includes €(43) settlement gain as a result from the disposal of the SV pension liabilities upon closing of the transaction in December 2007 (see Note 2 for further information) and €39 other net periodic benefit cost of SV and Siemens enterprise networks business.
10. Shareholders’ equity
Treasury Stock
At the Annual Shareholders’ Meeting on January 24, 2008, the Company’s shareholders authorized the Company to repurchase up to 10% of the €2,743 common stock existing on the date of the Annual Shareholders’ Meeting until July 23, 2009.
In the nine months ended June 30, 2008, the Company launched the first two tranches of the share buyback program that was announced in November 2007. The Company expects to conduct share repurchases with a total volume of up to €10 billion by 2010 for the purpose of cancellation and reduction of capital stock and, to a lesser extent, to fulfill obligations arising out of stock based compensation programs.
In the nine months ended June 30, 2008, Siemens repurchased a total of 40,787,601 shares at an average price of €80.04 per share. During the nine months ended June 30, 2008, a total of 3,492,902 shares of Treasury Stock were sold. Thereof, 2,766,002 shares were issued to share-based compensation plan participants to accommodate the exercise of stock options and 720,292 shares were issued to employees under the compensatory employee share purchase program (see Note 13 for additional information).

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Miscellaneous
According to the resolution of the Annual Shareholders’ Meeting on January 24, 2008, Siemens AG management distributed €1,462 (€1.60 per share) of the fiscal 2007 earnings of Siemens AG as an ordinary dividend to its shareholders. The dividend was paid on January 25, 2008.
11. Commitments and contingencies
Guarantees and other commitments
The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	June 30,	September 30,
	2008	2007
Guarantees:
Credit guarantees	435	386
Guarantees of third-party performance	1,578	1,995
Herkules obligations*	3,890	4,200
Other guarantees	3,069	1,882

	8,972	8,463

*	For additional information on the Herkules obligations, see the Company’s Consolidated Financial Statements as of September 30, 2007.
The increase in Other guarantees as of June 30, 2008, is primarily due to indemnification provisions in conjunction with the sale of SV (see Note 2 for additional information).
12. Legal proceedings
As previously reported, public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens’ business units.
For more information regarding these and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2007 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2007 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information — Risk Factors”, “Item 4: Information on the Company — Legal Proceedings”, “Item 5: Operating Financial Review and Prospects”, and “Item 15: Controls and Procedures” of the Form 20-F.
Developments regarding investigations and legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F include:
•	The investigation of the Munich public prosecutor extends beyond the former Communications group. To date, the Munich public prosecutor has announced that groups under investigation include Siemens’ former Power Transmission and Distribution (PTD) group, in which a former member of the Managing Board is a suspect, the former Power Generation (PG) group, the former Medical Solutions (Med) group, the former Transportation Systems (TS) group and Siemens’ IT Solutions and Services group. The investigation of the Munich public prosecutor remains ongoing.
•	In May 2008, the Munich prosecutor announced an investigation against the former Chairman of the Supervisory Board, the former CEO and other former members of the Supervisory Board and of the Managing Board of Siemens AG. The investigation is based on Section 130 of the German Law on Administrative Offences regarding violations of the duty to take appropriate supervisory measures required to prevent breaches of criminal and administrative law.
•	On July 29, 2008, the Supervisory Board of Siemens AG resolved to claim damages from former members of the former Central Executive Committee of the Managing Board of Siemens AG. The claims are based on breaches of their organizational and supervisory duties in view of the

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
accusations of illegal business practices and extensive bribery that occurred in the course of international business transactions and the resulting financial burdens to the company. On the basis of information available to date, claims are being asserted against ten former executives, including two former Chief Executive Officers of Siemens and a former Chief Financial Officer. Claims for damages are also being brought against one of the aforementioned ten former executives and one additional former member of the Managing Board in connection with payments made to the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger). The former executives will be invited to respond to the claims before legal action for damages is taken.

•	Debevoise & Plimpton LLP (Debevoise), an independent external law firm engaged by the Company to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the Company’s compliance and control systems, is investigating leads generated by the Company’s amnesty program, as well as other sources.

•	In the course of its investigation, Debevoise identifies and reports to the Company evidence of payments to business consultants, sales-related intermediaries and cash payments. The Company analyzes whether such payments were considered in its analysis of income tax non-deductible payments conducted in fiscal 2007.

•	As previously reported, the Company also investigates evidence of additional bank accounts at various locations. The Company is currently investigating the amount of the funds, as well as whether such funds can be recorded on the Company’s balance sheet.

•	In November 2007, authorities in Nigeria conducted searches of the premises of Siemens Ltd. Nigeria in connection with an investigation into alleged illegal payments to Nigerian public officials between 2002 and 2005.

•	In December 2007, the Norwegian public prosecutor’s office conducted a search of Siemens AS Norway’s offices as well as several private homes in connection with payments made by Siemens for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense. In light of this and the previously reported investigation of allegations of bribery and overcharging of the Department of Defense related to the awarding of a contract for the delivery of communication equipment, the Department of Defense has announced that it will not conduct further business with Siemens at this time.

•	The public prosecutor in Milan, Italy is investigating allegations concerning whether two employees of Siemens S.p.A. made illegal payments to employees of the state-owned gas and power group ENI. In November 2007, the public prosecutor filed charges against the two employees, Siemens S.p.A. and one of its subsidiaries, as well as against other individuals and companies not affiliated with Siemens. The prosecutor is also investigating suspicions of tax evasion by the former CFO of Siemens S.p.A. in connection with the non-deductibility for tax purposes of certain payments.

•	Authorities in Russia are conducting an investigation into alleged embezzlement of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Ekaterinburg in the years 2003 to 2005. An employee of Siemens Russia was previously arrested in connection with this investigation.

•	In January 2008, the Vienna, Austria public prosecutor announced an investigation into payments relating to Siemens AG Austria and its subsidiary VAI for which valid consideration could not be identified.

•	In January 2008, the Malaysian Anti-Corruption Agency executed a search warrant at the premises of Siemens Malaysia and requested interviews with several employees of Siemens Malaysia in connection with an investigation into a project involving the PTD group.

•	As previously disclosed, Siemens was contacted by representatives of regional development banks, including the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the European Bank for Reconstruction and Development and the European Investment Bank, regarding anti-corruption inquiries and other matters of relevance to them.

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
•	As previously reported, in connection with the investigation relating to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger), in April 2007, a former member of the Managing Board of Siemens AG was arrested and subsequently posted bail in the amount of €5 and was released from custody. In connection with the posting of bail, a bank issued a bond (Bankbürgschaft) in the amount of €5, €4.5 of which was guaranteed by the Company pursuant to the provisions of German law. The warrant associated with the arrest of the former member of the Managing Board has since been revoked and the bank bond, as well as the Company’s guarantee thereof, has been released. In July 2008, the Nürnberg-Fürth prosecutor brought charges against this former member of the Managing Board on several counts of criminal breach of fiduciary duty and tax evasion. According to July 2008 press reports, the Nürnberg-Fürth prosecutor has initiated an investigation against another former member of the Managing Board on suspicion of abetting breach of fiduciary duty.

•	In December 2007, a suit and motion for approval of a class action was filed in Israel to commence a class action based on the fines imposed by the European Commission for alleged anti-trust violations in connection with high-voltage gas-insulated switchgear. Thirteen companies have been named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleges damages to electricity consumers in Israel in the amount of approximately €575 related to higher electricity prices claimed to have been paid because of the alleged anti-trust violations. The court has not yet ruled on the motion for approval of the class action.

•	In January 2008, the Competition Authority of Slovakia imposed a fine of €3.3 on Siemens and VA Tech in connection with an investigation into possible anti-trust violations in the market for high-voltage gas-insulated switchgear. The Company has filed an appeal against this decision.

•	As previously reported, in December 2006, the Japanese Fair Trade Commission (FTC) had searched the offices of more than ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible anti-trust violations. In February 2008, the FTC announced its findings. Siemens was found not guilty of participating in anti-trust violations, and was therefore not fined or otherwise punished.

•	As previously reported, the Polish Competition Authority conducted an investigation against Siemens Sp. z.o.o. Poland regarding possible anti-trust violations in the market for the maintainance of diagnostic medical equipment. In May 2008, the Authority issued a final decision finding that Siemens Poland had not violated anti-trust regulations.

•	In May 2008, Siemens received a decision issued by the Controller of the United Nations upon the recommendation of the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD). According to the decision, which is based on the Fifth and Final Report (IIC Report) of the Independent Inquiry Committee into the United Nations Oil for Food Program, Siemens Medical Solutions is to be suspended for a minimum period of six months, effective as of May 23, 2008, from the UNPD Vendor Roster. Siemens appealed the decision. The review of the decision is pending.

•	The Company has become aware of media reports that the Republic of Iraq filed in June 2008 an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the IIC Report. Siemens S.A.S France, Siemens A.S. Turkey and Osram Middle East FZE, Dubai are reported to be among the 93 named defendants. None of the Siemens affiliates have been served to date.

•	In June 2008, the court of first instance in Kalimantan Province, Indonesia, found the head of the former Med group of Siemens PT Indonesia not guilty of allegations of participation in bribery, fraud, and overcharging related to the awarding of a contract for the delivery of medical equipment to a hospital in 2003. The decision has been appealed by the prosecutor.

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
•	In June 2008, a court of first instance in the Czech Republic reversed the decision by the national competition authority regarding alleged anti-trust violations in the high-voltage gas-insulated switchgear market and ordered the authority to repay to Siemens the €11.7 fine imposed by the authority. The authority has the right to appeal the decision.

•	In July 2008, the public prosecutor in Athens, Greece concluded his preliminary investigation relating to allegations of active and passive bribery of public officials, money laundering and aiding and abetting the foregoing, in connection with, among others, a telecom contract relating to the 2004 Olympic Games awarded by the Greek government to Siemens and purchases of telecom equipment by the Hellenic Telecommunications Organization SA (OTE) in the late 1990s. The prosecutor named several suspects, including a current and several former Siemens employees, and transferred the case to an investigative Magistrate’s Court in Athens, which can issue criminal charges against specific individuals. Separately, preliminary investigations continue into allegations of bribery by Siemens of Greek national railways and of the Greek Ministry of Defence and the Military. The Greek Ministry of Finance also announced tax probes into the local operations of Siemens.

•	In July 2008, the Central Anti-Corruption Office of Poland executed a search warrant at the premises of Siemens Poland in connection with a corruption investigation relating to the former Com group.

•	As previously reported, the Company requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. The Company claimed that Argentina unlawfully terminated the Company’s contract for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). The Company sought damages for expropriation and violation of the BIT of approximately U.S.$500 million. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it had jurisdiction over the Company’s claims and that the Company was entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. A unanimous decision on the merits was rendered on February 6, 2007, awarding the Company compensation in the amount of U.S.$217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify the Company against any claims of subcontractors in relation to the project (amounting to approximately U.S.$44 million) and, furthermore, that Argentina would be obligated to pay the Company the full amount of the contract performance bond (U.S.$20 million) in the event this bond was not returned within the time period set by the tribunal (which period subsequently elapsed without delivery). On June 4, 2007, Argentina filed with the ICSID an application for the annulment and stay of enforcement of the award, alleging serious procedural irregularities. An ad hoc committee has been appointed to consider Argentina’s application. On June 6, 2008, Argentina filed with the ICSID an application for revision and request for stay of enforcement of the award alleging the discovery of new, previously unknown facts that would have decisively affected the award. Argentina relies on information reported in the media alleging bribery by the Company, which it argues makes the BIT inapplicable. The application was registered by the ICSID on June 9, 2008 and forwarded to the original members of the ICSID arbitration tribunal. The application for revision may result in a stay with respect to Argentina’s application for annulment pending before the ad hoc committee.

•	Pursuant to an agreement of June 6, 2005, the Company sold its mobile devices business to Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company. A dispute arose in 2006 between the Company and Qisda concerning the calculation of the purchase price. Beginning in September 2006, several subsidiaries in different countries used by Qisda for purposes of the acquisition filed for insolvency protection and failed to fulfill their obligations under various contracts transferred to them by the Company under the agreement. On December 8, 2006, the Company initiated arbitration proceedings against Qisda requesting a declaratory award that certain allegations made by Qisda in relation to the purchase price calculation are unjustified. The Company further requested an order that Qisda perform its obligations and/or the obligations of its local subsidiaries assumed in connection with the acquisition or, in the alternative, that Qisda indemnify the Company for any losses. The Company’s request for arbitration was filed with the

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
International Chamber of Commerce in Paris. The seat of arbitration is Zurich, Switzerland. In March 2007, Qisda raised a counterclaim alleging that the Company made misrepresentations in connection with the sale of the mobile devices business and asserted claims in connection with the purchase price. Qisda amended its counterclaim in March 2008 by (i) changing its request for declaratory relief with regard to the alleged misrepresentations to a request for substantial damages, and (ii) raising further claims for substantial damages and declaratory relief. The Company will request that the arbitral tribunal dismiss the counterclaim.
The Company remains subject to corruption-related investigations in the United States and other jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the Foreign Corrupt Practices Act (FCPA). In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. In addition to the amounts previously reported, including the fine imposed by the Munich district court, no material charges or provisions for any such penalties, fines, disgorgements or damages have been recorded or accrued as management does not yet have enough information to estimate such amounts reliably. We expect that we will need to record expenses and provisions in the future for penalties, fines or other charges, which could be material, in connection with the investigations. On January 24, 2008, the Company announced, at the Annual Shareholders’ Meeting, that the Securities and Exchange Commission and the Department of Justice had agreed to begin discussions with the Company regarding a possible settlement of their investigations into possible violations of U.S. law in connection with allegations of corruption. The Company anticipates that such discussions will continue over many months. The Company will also have to bear the costs of continuing investigations and related legal proceedings, as well as the costs of on-going remediation efforts. Furthermore, changes affecting the Company’s course of business or changes to its compliance programs beyond those already taken may be required.
For certain legal proceedings information required under IAS 37 Provisions, Contingent Liabilities and Contingent Assets is not disclosed, if the Company concludes that the disclosure can be expected to prejudice seriously the outcome of the litigation.
In addition to the investigations and legal proceedings described in Siemens’ Annual Report as well as in Form 20-F and as updated above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described in its Annual Report as well as Form 20-F and as updated above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolution of the matters discussed in this paragraph could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered. However, Siemens does not currently expect its consolidated financial position to be materially affected by the additional legal matters discussed in this paragraph.
13. Share-based payment
Share-based payment plans at Siemens are predominantly designed as equity-settled plans and to a certain extent as cash-settled plans. Total pre-tax expense for share-based payment recognized in Net income in the three months ended June 30, 2008 and 2007 amounted to €16 and €95, respectively, and €76 and €154 for the nine months ended June 30, 2008 and 2007, respectively. Related income tax benefits amount to €5 and €36, respectively, for the three months ended June 30, 2008 and 2007, and €23 and €59, respectively, for the nine months ended June 30, 2008 and 2007.
For a description of the Siemens share-based payment plans, see the Company’s Consolidated Financial Statements as of September 30, 2007.

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Stock Option Plans
Since the authority to distribute options under the 2001 Siemens Stock Option Plan expired on December 13, 2006, no further options will be granted under this plan.
Details on option activity and weighted average exercise prices for the nine months ended June 30, 2008 are as follows:

	Nine months ended June 30, 2008
			Weighted Average
			Remaining	Aggregate intrinsic
		Weighted Average	Contractual Term	value (in millions
	Options	Exercise Price	(years)	of €)
Outstanding, beginning of the period	8,606,272	€72.13
Options exercised	(2,769,602)	€69.83
Options forfeited	(627,740)	€70.03

Outstanding, end of period	5,208,930	€73.60	1.3	€—
Exercisable, end of period	5,208,930	€73.60	1.3	€—
Stock awards
In the nine months ended June 30, 2008, the Company granted 737,621 stock awards to 4,357 employees and members of the Managing Board, of which 79,133 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value for the nine months ended June 30, 2008 are as follows:

		Weighted Average
		Grant-Date Fair
	Awards	Value
Nonvested, beginning of the period	3,270,910	€60.58
Granted	737,621	€97.94
Vested	(79,068)	€79.03
Forfeited	(351,894)	€62.64

Nonvested, end of period	3,577,569	€67.67

Fair value was determined as the market price of Siemens shares less the present value of expected dividends. Total fair value of stock awards granted in the nine months ended June 30, 2008 and 2007, amounted to €72 and €83, respectively.
As of June 30, 2008, unrecognized compensation costs related to stock awards amount to €104, which is expected to be recognized over a weighted average vesting period of 2.1 years.
Employee share purchase program
Under an employee share purchase program with compensation character, employees may purchase a limited number of shares in the Company at preferential prices once a year. Up to a stipulated date in the first quarter of the fiscal year, employees may order the shares, which are usually issued in the second quarter of the fiscal year. The employee share purchase program is measured at fair value. In the nine months ended June 30, 2008 and 2007, the Company incurred compensation expense before tax of €27 and €27, based on a preferential employee share price of €69.19 and €51.20, respectively, and a grant-date fair value of €37.20 and €20.79, respectively, per share.
14. Earnings per share

	Three months ended		Nine months ended
	June 30,		June 30,
(shares in thousands)	2008	2007	2008	2007
Income from continuing operations	1,475	608	3,118	2,515
Less: Portion attributable to minority interest	(44)	(35)	(111)	(120)

Income from continuing operations attributable to shareholders of Siemens AG	1,431	573	3,007	2,395
Plus: Effect of assumed conversion, net of tax*	—	16	—	44

Income from continuing operations attributable to shareholders of Siemens AG plus effect of assumed conversion	1,431	589	3,007	2,439
Weighted average shares outstanding—basic	888,154	898,635	902,856	894,624
Effect of dilutive convertible debt securities and share-based payment	2,100	39,307	3,221	45,166

Weighted average shares outstanding—diluted	890,254	937,942	906,077	939,790
Basic earnings per share (from continuing operations)	1.61	0.64	3.33	2.68
Diluted earnings per share (from continuing operations)	1.61	0.63	3.32	2.60

*	For additional information on the convertible debt in fiscal 2007, see the Company’s Consolidated Financial Statements as of September 30, 2007.

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
15. Segment information
In fiscal 2008, the Company rearranged its organization to have a more focused Company which is faster in the market and closer to the customer. The previous twelve reportable segments referred to as Groups were consolidated and newly structured into six remaining reportable segments each having its own segment management reporting to the Board. In the new structure, the Company is divided into Sectors being Industry, Energy and Healthcare, a segment for Strategic Equity Investments (SEI) and two segments referred to as Cross-Sector Businesses, composed of Siemens IT Solutions and Services and Siemens Financial Services (SFS). Industry is mainly composed of the previous segments Automation and Drives (A&D), Industrial Solutions and Services (I&S), Siemens Building Technologies (SBT), Osram and Transportation Systems (TS). Energy is primarily combining the previous segments Power Generation (PG) and Power Transmission and Distribution (PTD). Healthcare generally comprises the previous Medical Solutions (Med) segment. However, in certain instances, some businesses of the previous segments were transferred to and integrated in other segments to correspond to the new structure. SEI, Siemens IT Solutions and Services and SFS, in general, retained its previous structure. Siemens Real Estate (SRE) is no longer a segment.
Commencing with the second half of fiscal 2008, Siemens changed its financial reporting structure to reflect the Company’s new organization. Prior year information has been reclassified to correspond to the new reporting format. Segment information is presented for continuing operations. Accordingly, current and prior period segment information excludes discontinued operations (for discontinued operations see Note 2 of this report as well as Note 4 of the Company’s Consolidated Financial Statements as of September 30, 2007). The Company removed its previous component model presentation which used to divide Siemens’ consolidated financial statements into Operations, Financing and Real Estate and Eliminations, reclassifications and Corporate Treasury.
Description of reportable segments
Sectors
The three Sectors comprise manufacturing, industrial and commercial goods, solutions and services in areas more or less related to Siemens’ origins in the electrical business field.
Industry
The Industry Sector offers sustainable solutions for efficient use of resources and energy, integrated technologies for best-in-class productivity and flexibility, and holistic solutions for infrastructure and mobility.
Energy
The Siemens Energy Sector primarily addresses energy providers, but also industrial companies particularly in the oil and gas industry. Energy offers a complete spectrum of products, services and solutions for the generation, transmission and distribution of power, and for the extraction, conversion and transport of oil and gas.
Healthcare
The Healthcare Sector offers products and complete solutions, services and consulting related to the healthcare industry and serves its customers as fully integrated diagnostics provider. Healthcare maintains a comprehensive portfolio of medical solutions and is present in substantially the complete value-added chain ranging from medical imaging and laboratory diagnostics to clinical IT.

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Strategic Equity Investments (SEI)
Strategic Equity Investments contains strategically important investments, accounted for under the equity method. SEI, a reportable segment, established at the beginning of fiscal 2007, driven by the formation of NSN, has its own management and comprises investments in NSN (see Note 4 of the Company’s Consolidated Financial Statements as of September 30, 2007 for further information), BSH Bosch und Siemens Hausgeräte GmbH (BSH) and Fujitsu Siemens Computers (Holding) BV (FSC).
Cross Sector Businesses
Siemens IT Solutions and Services
Siemens IT Solutions and Services, established in April 2007, provides information and communications services primarily to customers in the commercial/industrial sector, in the service and healthcare industry as well as to the public sector. Siemens IT Solutions and Services builds and operates both discrete and large-scale information and communications systems.
Siemens Financial Services (SFS)
SFS offers a variety of financial products and services within the Siemens Group, to Siemens customers and to third parties.
Reconciliation to consolidated financial statements
Reconciliation to consolidated financial statements contains businesses and items not directly related to Siemens’ reportable segments:
Other Operations primarily refers to operating activities not associated with a Siemens segment and certain net assets recently acquired as part of acquisitions for which the allocation to the cash generating units and segments are not yet finalized. In the first half of fiscal 2008, Siemens determined a course of action for each of the activities within Other Operations and began executing corresponding measures. Options under this transformation program include integration into Siemens segments, divestment, joint venture or closure.
Siemens Real Estate (SRE), which no longer exists as a segment, owns and manages a substantial part of Siemens’ real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management.
Corporate items and pensions includes corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities. Pensions includes the Company’s pension related income (expense) not allocated to the segments, SRE or Other Operations.
Eliminations, Corporate Treasury and other reconciling items comprises consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company’s Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Other Operations (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.
Measurement — Segments
While the Company’s organization was rearranged in fiscal 2008, in general, Siemens retained its previous performance measurements for the segments.
Accounting policies for Segment Information are generally the same as those used for Siemens, which are described in Note 2 of the Company’s Consolidated Financial Statements as of September 30, 2007. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.
Profit of the Sectors, SEI, and Siemens IT Solutions and Services:
Siemens’ Managing Board is responsible for assessing the performance of the segments. The Company’s profitability measure for the Sectors, SEI, and Siemens IT Solutions and Services is earnings before financing interest, certain pension costs, and income taxes (Profit) as determined by Management as the chief operating decision maker. Profit excludes various categories of items which are not allocated to the Sectors, SEI, and Siemens IT Solutions and Services since Management does not regard such items as indicative of their performance. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues. The major categories of items excluded from Profit are presented below.

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors, SEI, and Siemens IT Solutions and Services and interest expense on payables to suppliers. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level.
Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service costs of pension plans only, while all other regularly recurring pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items and pensions.
Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures which typically do not correspond to the structure of the segments.
The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors, SEI, and Siemens IT Solutions and Services’ performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Other Operations or have a corporate or central character.
Profit of the segment SFS:
Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors, SEI, and Siemens IT Solutions and Services, interest income and expense is an important source of revenue and expense of SFS.
Asset measurement principles:
Management determined Assets as a measure to assess capital intensity of the Sectors, SEI and Siemens IT Solutions and Services (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Balance Sheet, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions to derive Assets. In contrast, Assets of SFS is Total assets. A reconciliation of Assets disclosed in Segment Information to Total assets in the Consolidated Balance Sheet is presented below.
New orders:
New orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent.
Free cash flow definition:
Segment Information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors, SEI, and Siemens IT Solutions and Services constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest as well as income tax related and certain other payments and proceeds, in accordance with the Company’s Profit and Asset measurement definition. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.
Amortization, depreciation and impairments:
Amortization, depreciation and impairments presented in Segment Information includes depreciation and impairments of property, plant and equipment as well as amortization and impairments of intangible assets other than goodwill and impairment of non-current available-for-sale financial assets and investments accounted for using the equity method.
Measurement — Other Operations and SRE
Other Operations follows the measurement principles of the Sectors, SEI, and Siemens IT Solutions and Services. SRE applies the measurement principles of SFS.

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Reconciliation to Siemens’ Consolidated Financial Statements
The following table reconciles total Assets of the Sectors, SEI and Cross-Sector Businesses to Total assets of Siemens’ Consolidated Balance Sheets:

	June, 30	Sept. 30,
	2008	2007
Assets of Sectors	27,543	23,437
Assets of SEI	5,369	4,891
Assets of Cross-Sector Businesses	10,227	9,165

Total Segment Assets	43,139	37,493

Reconciliation:
Assets Other Operations	(904)	(704)
Assets SRE	3,331	3,091
Assets of Corporate items and pensions	(2,276)	(2,564)
Eliminations, Corporate Treasury and other reconciling items of Segment Information:
Asset-based adjustments:
Intragroup financing receivables and investments	24,079	10,834
Tax-related assets	1,808	2,845
Liability-based adjustments:
Pension plans and similar commitments	2,666	2,780
Liabilities	38,011	38,398
Assets classified as held for disposal and associated liabilities	350	7,576
Eliminations, Corporate Treasury, other items	(17,374)	(8,194)

Total Eliminations, Corporate Treasury and other reconciling items of Segment Information	49,540	54,239

Total Assets in Siemens’ Consolidated Balance Sheets	92,830	91,555

In the nine months ended June 30, 2008 and 2007, Corporate items and pensions in the column Profit includes €(1,090) and €(1,213) related to corporate items, as well as €52 and €31 related to pensions, respectively. Included in €(1,090) above are fees amounting to €(347) for outside advisors engaged by the Company in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities (see Note 12 for additional information). In the nine months ended June 30, 2007, corporate items contains a €(423) fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004.

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment Information to the corresponding consolidated amount for the Company.

			Net cash provided by		Additions to intangible
			(used in) operating		assets and property,		Amortization,
	Free cash flow		activities		plant and equipment		depreciation and
	(I)= (II)-(III)		(II)		(III)		impairments
	Nine months ended June 30,		Nine months ended June 30,		Nine months ended June 30,		Nine months ended June 30,
	2008	2007	2008	2007	2008	2007	2008	2007
Segment Information - based on continuing operations	2,953	4,202	5,083	6,229	(2,130)	(2,027)	2,024	1,791
Discontinued Operations	(815)	(2,724)	(667)	(2,252)	(148)	(472)	56	851
Impairment*	—	—	—	—	—	—	95	98

Siemens Consolidated Statements of Cash Flow
(excluding Free cash flow)	2,138	1,478	4,416	3,977	(2,278)	(2,499)	2,175	2,740

*	Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for using the equity method — continuing operations.
16. Subsequent events
At the end of July 2008, Siemens announced the sale of a 51% stake in Siemens Enterprise Communications (SEN) to The Gores Group, a U.S.-based financial and operational management firm. The Gores Group will contribute two businesses, which will complement the business of SEN. The transaction, which is subject to the approval of regulatory authorities, is expected to close by the end of the current fiscal year and to result in a substantial negative financial impact (see Note 2 b) discontinued operations for additional information). Siemens and The Gores Group together have committed to contribute a financial investment totaling €350.
At the end of July 2008, the Division Osram completed the sale of its Global Tungsten & Powders unit; the regulatory approvals have been issued. Siemens expects a gain as a result of this transaction.
At the beginning of August 2008, Siemens signed an agreement to transfer an 80.2% stake in Siemens Home and Office Communication Devices GmbH & Co. KG (SHC), reported in Other Operations, to ARQUES Industries AG. The transaction, which is subject to regulatory approval, is expected to close on October 1, 2008.

SIEMENS
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Supervisory Board and Managing Board changes
Supervisory Board changes
Pursuant to the German Stock Corporation Act and the Articles of Association of Siemens AG, the term of all 20 members of the Supervisory Board ended at the close of the Annual Shareholders’ Meeting on January 24, 2008.
The Annual Shareholders’ Meeting on January 24, 2008, elected the following ten persons to the Supervisory Board as shareholder representatives with effect as of the conclusion of the Annual Shareholders’ Meeting: Dr. Josef Ackermann, Jean-Louis Beffa, Gerd von Brandenstein, Dr. Gerhard Cromme, Michael Diekmann, Dr. Hans Michael Gaul, Prof. Dr. Gruss, Dr. Nicola Leibinger-Kammüller, Håkan Samuelsson and Lord Iain Vallance of Tummel.
The ten employee representatives on the Supervisory Board were elected by a conference of employee delegates on September 27, 2007 in accordance with the provisions of the German Codetermination Act. The following persons were elected by the conference as employee representatives with effect as of the conclusion of the Annual Shareholders’ Meeting on January 24, 2008: Lothar Adler, Bettina Haller, Heinz Hawreliuk, Ralf Heckmann, Berthold Huber, Harald Kern, Werner Mönius, Dieter Scheitor, Dr. Rainer Sieg, and Birgit Steinborn. Further, Sibylle Wankel was elected as a substitute for Heinz Hawreliuk.
In the constitutive meeting of the newly elected Supervisory Board on January 24, 2008, Dr. Gerhard Cromme was elected as Chairman of the Supervisory Board.
Managing Board changes
Effective October 1, 2007, the Supervisory Board appointed Peter Y. Solmssen a full member of the Managing Board and approved his election to the Corporate Executive Committtee.
Effective December 31, 2007, Rudi Lamprecht, Eduardo Montes, Dr. Uriel J. Sharef and Prof. Dr. Klaus Wucherer resigned from the Managing Board; Dr. Jürgen Radomski retired.
As announced on November 28, 2007, the new Managing Board structure, eliminating the previous distinction between Managing Board and Corporate Executive Committee, became effective on January 1, 2008.
Effective January 1, 2008, Wolfgang Dehen and Dr. Siegfried Russwurm were appointed as members of the Managing Board of Siemens AG. Prof. Dr. Erich R. Reinhardt resigned as member of the Managing Board effective as of April 30, 2008. The Supervisory Board of Siemens AG appointed Jim Reid-Anderson as a Managing Board member of Siemens AG. Jim Reid-Anderson succeeds Prof. Dr. Erich R. Reinhardt as of May 1, 2008.

Review report
To Siemens Aktiengesellschaft, Berlin and Munich
We have reviewed the condensed interim consolidated financial statements of Siemens Aktiengesellschaft, Berlin and Munich (the Company) - comprising the balance sheet, the statements of income, income and expense recognized in equity and cash flow and selected explanatory notes - together with the interim group management report of Siemens Aktiengesellschaft, for the period from October 1, 2007 to June 30, 2008 that are part of the quarterly financial report according to § 37x Abs. 3 WpHG. The preparation of the condensed interim consolidated financial statements in accordance with those IFRS applicable to interim financial reporting as adopted by the EU, and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports, is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and on the interim group management report based on our review. In addition we have been instructed to issue a report as to whether no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with full IFRS.
We performed our review of the condensed interim consolidated financial statements and the interim group management report in accordance with the German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) under additional consideration of International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in material aspects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and with full IFRS, and that the interim group management report has not been prepared, in material aspects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to inquiries of company employees and analytical assessments and therefore does not provide the assurance attainable in a financial statement audit. Since, in accordance with our engagement, we have not performed a financial statement audit, we cannot issue an auditor’s report.
Based on our review, no matters have come to our attention that cause us to presume that the condensed interim consolidated financial statements have not been prepared, in material respects, in accordance with the IFRS applicable to interim financial reporting as adopted by the EU and with full IFRS, or that the interim group management report has not been prepared, in material respects, in accordance with the requirements of the WpHG applicable to interim group management reports.
Munich, August 1, 2008
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

v. Heynitz	Rohrbach
Wirtschaftsprüfer	Wirtschaftsprüfer

Quarterly summary
(in € unless otherwise indicated)

	Fiscal year 2008			Fiscal year 2007
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (in millions of €)(1)	19,182	18,094	18,400	20,201	17,517	18,001	16,729
Income from continuing operations (in millions of €)	1,475	565	1,078	1,394	608	1,286	621
Net income (in millions of €)	1,419	412	6,475	(74)	2,065	1,259	788
Free cash flow (in millions of €)(1) (2)	1,547	1,623	(217)	2,553	1,943	2,619	(360)

Key capital market data

Basic earnings per share(1)	1,61	0.59	1.14	1.45	0.64	1.39	0.65
Diluted earnings per share(1)	1,61	0.59	1.13	1.41	0.63	1.33	0.64

Siemens stock price(3)
High	77,10	107.29	108.86	111.17	107.38	85.50	76.27
Low	67,90	66.42	89.75	86.29	79.93	75.32	66.91
Period-end	70,52	68.65	108.86	96.42	106.57	80.02	75.14
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX® index	4.51	–16.74	10.28	–7.70	17.42	3.55	–0.65
Compared to Dow Jones STOXX® index	6.51	–20.14	16.10	–5.88	26.60	5.43	1.91

Number of shares issued (in millions)	914	914	914	914	903	896	892

Market capitalization (in millions of €)(4)	61,840	61,399	99,452	88,147	96,180	71,715	66,997

Credit rating of long-term debt
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-	AA-	AA-
Moody’s	A1	A1	A1	A1	Aa3	Aa3	Aa3

(1) Continuing operations.

(2) Net cash provided by operating activities less additions to intangible assets and property, plant and equipment.

(3) XETRA closing prices, Frankfurt.

(4) Based on shares outstanding.

Siemens financial calendar*

Preliminary figures for fiscal year/Press conference	Nov. 13, 2008
Annual Shareholders’s Meeting for fiscal 2008	Jan. 27, 2009

*	Provisional. Updates will be posted at: www.siemens.com/financial_calendar
Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-32825 (Press Office)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com
Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet          www.siemens.com
Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2008 by Siemens AG, Berlin and Munich

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: August 4, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
Name:	Dr. Juergen M. Wagner
Title:	Head of Financial Disclosure and Corporate Performance Controlling